2001 Annual Report



Balance Focus Stability



Rayonier

Rayonier is a global supplier of timber and high performance specialty cellulose with customers in 60 countries and 2.3 million acres of timberland in the U.S. and New Zealand.

Table of Contents

About the Cover

Employees pictured are Othman Hamed, Senior Scientist at Rayonier's Performance Fibers research center, and Joy Kent, District Forester in the Southeast U.S.

Financial Highlights

Millions, except per share amounts	2001	2000	% change
Sales and Earnings			
Sales	$ 1,165	$ 1,227	-5%
Operating income	150	190	-21%
Net income	58	78	-26%
Financial Condition			
Total assets	$ 2,025	$ 2,162	-6%
Total debt	850	973	-13%
Book value	709	680	+4%
Cash Flow			
Cash flow from operations	$ 241	$ 279	-14%
Capital expenditures	77	90	-14%
EBITDA	339	393	-14%
Free cash flow	139	205	-32%
Dividends	39	39	—
Number of Shares of Common Stock Outstanding	27.3	27.1	+1%
Per Share			
Net income	$ 2.09	$ 2.82	-26%
EBITDA	12.27	14.19	-14%
Book value	25.92	25.09	+3%
Dividends	1.44	1.44	—
Performance Ratios			
Operating income to sales	13%	15%	
Return on equity	8%	12%	
Return on assets	3%	4%	
Debt to capital	55%	59%	
Debt to market capital	38%	47%	

In a year of very challenging global economic conditions, our earnings in 2001 did not reach last year's results nor our expectations. Nevertheless, once again, we ranked near the top of our industry in creating shareholder value – highlighted by a 27 percent increase in our share price. Balance, both within and between our two core businesses – Performance Fibers and Timber and Land – coupled with a strategic focus, continued to provide stability throughout the economic downturn. Snapshots of the year include:

- Net income of $58 million, or $2.09 per share
- EBITDA of $339 million, or $12.27 per share
- Return on equity of 8.3 percent vs. estimated industry average of 7.5 percent
- Debt-to-capital ratio lowered to 54.5 percent from 58.9 percent
- Dividend of $1.44 per share
- Start-up of 12,000-ton NovaThin® absorbent core production facility on time and under budget


$2.78
$2.22
$2.44
$3.00
$2.09
97
98
99
00
01

Earnings per Share

Excludes non-recurring charges (2000) and non-recurring gains (1997, 2000).

Strong results from Timber and Land only partially offset the impact of a sluggish global economy, strong U.S. dollar and low product prices.

In Performance Fibers, our position as the world's leading producer of high value cellulose specialties helped insulate us from the volatility of commodity pulp and paper markets. In Timber and Land, our strategy to unlock value by annually selling a small percentage of our large land holdings complemented earnings from our sales of timber for harvest.

Despite the difficult economic climate, we remained focused on debt reduction while also continuing to invest in the development of new and high-value products.

Rayonier traditionally enjoys strong cash flow and 2001 was no exception. EBITDA was $339 million, or $12.27 per share, and free cash flow was $139 million, or $5.02 per share. We used this cash flow to continue our strong dividend payout of $1.44 per share, prudently reinvest $77 million in our facilities and timberland, and reduce debt by $123 million to $850 million. Since our $710 million timberland acquisition in 1999, we've reduced debt $286 million from $1.136 billion and our debt-to-capital ratio has declined from 63.5 percent to 54.5 percent.

Performance Fibers

While the operating income from this segment declined due to the weak global economy and a strong U.S. dollar, our performance was supported by our international leadership position in higher-margin cellulose specialty products. During the year, we continued to increase our market share of high-value products



On course

The balance in our core businesses coupled with our strategic focus provide financial stability throughout the business cycle.

W. Lee Nutter
Chairman, President and Chief Executive Officer


$240
$235
$253
$393
$339
97 98 99 00 01

EBITDA
(millions)

Cash flow, as measured by EBITDA, remained strong due to land sales and the ongoing impact of the major timberland acquisition in 1999.


13.1%
10.0%
10.6%
12.4%
8.3%
97 98 99 00 01

Return on Equity

Excludes non-recurring charges (2000) and non-recurring gains (1997, 2000).

Return on equity continued to exceed the industry average.

and reduce exposure to more price-sensitive fluff pulps. In 2001, cellulose specialties provided 67 percent of the revenue and 60 percent of the volume of our Performance Fibers business, up from 60 percent and 55 percent, respectively, in 2000.

To increase earnings and further strengthen our Performance Fibers business, scientists at our world-class research laboratory continued to develop innovative products for new and growing markets. One of their recent developments, NovaThin® absorbent cores for diapers, feminine care, and adult incontinence products, is in commercial production at our new 12,000-ton, $15 million facility in Jesup, GA, and is now in products sold in Europe, Asia, Latin America and North America. For the next generation of absorbent products, our scientists are developing fibers for a super-absorbent acquisition layer. We're also optimistic about TerraCel™ fibers, a new low-cost, light-weight product for reinforcing thermoplastics used in molded industrial applications.

With many other high-potential products in the R&D pipeline, we're steadily moving our Performance Fibers business further up the value chain.

Timber and Land

The key components of investing in timberland are buying prudently and monetizing economically mature timber and higher-value real estate holdings. We annually sell 2 to 4 percent of our 2.3 million acres to capture the appreciated value of the underlying asset. Our Timber and Land performance last year showed the success of this strategy. While operating income from sales of timber for harvest declined in 2001 due to soft pulp, paper and wood products markets, the reduction was largely offset by income generated from our land sales program. In 2001, we sold 67,500 acres for $79 million, following sales of 63,200 acres for $70 million in 2000. With prudent buying and selling, we expect to provide consistently solid returns from this business segment.

While we expect the demand for timberland to remain below trend in the near term, this could afford us the opportunity to purchase land and timber properties at favorable values.

Non-Core Businesses

Our wood products and trading businesses in the Northwest and Asia Pacific, relatively small components of our portfolio, faced weak markets in 2001 but did


$137
$95
$95
$90
$77
97 98 99 00 01

Capital Expenditures
(millions)

☐ Earnings growth
■ Environmental
▩ Custodial

Capital expenditures remain well below depreciation, depletion and amortization levels.


40%
43%
63%
59%
55%
97 98 99 00 01

Debt to Capital

Debt was reduced by $123 million in 2001.

generate significant revenue and cash. In the Southeast U.S., our lumber mills continued to be a source of secure and low-cost chips for our Performance Fibers business and contributed to the regional demand for timber from our lands.

Shareholder Communications

At Rayonier, we take great pride in a reputation for financial integrity, a company hallmark since our founding in 1926. We remain committed to the highest ethical standards and to open and extensive communication with shareholders.

Management Changes

Two key management changes have recently occurred with the retirements of Bill Kindler, Senior Vice President, Performance Fibers, and Bill Berry, Executive Vice President, Forest Resources and Wood Products. Their leadership and commitment to quality and innovation have been important contributors to our success. The transition to a new management team has been seamless with the appointments of Paul Boynton, formerly Vice President, Performance Fibers Marketing and Sales, to lead Performance Fibers; and Tim Brannon, formerly Vice President, Asia Pacific, to head our Timber, Land and Wood Products businesses. They bring a fresh perspective and new ideas that will add further value to these business segments.

Looking Ahead

As this is written, we expect 2002 to be another challenging year. While there are some positive economic indicators and markets generally seem to have stabilized, it is difficult to predict when the recovery for our businesses will fully take hold. In the meantime, despite generally weak markets, our results should again reflect the strength and balance of our core businesses, the execution of our strategies and an unrelenting focus on contributors to the bottom line.

W. L. Nutter
Chairman, President and Chief Executive Officer
March 18, 2002

The underlying strength of our timberlands combined with the high-end focus of our specialty fibers business give Rayonier balance.



The strength and stability of Rayonier come from the balance we have in our two core businesses.

In Performance Fibers, we are the world's leading supplier of high-value specialty cellulose used in textiles, film, impact resistant plastics, pharmaceuticals, cosmetics, food products, paints and even rocket propellants. The specialty nature of these products insulates us from the volatility of commodity markets.

In Timber and Land, our 2.3 million acres in the Northwest and Southeast U.S. and New Zealand are some of the world's most productive lands, with proximity to key domestic and international markets. These holdings consistently generate strong earnings and cash flow.

We are focusing our management and resources on two core businesses: Performance Fibers and Timber and Land.

Focus



Concentrating our resources on the two core businesses in which we have global leadership positions provides us with the best platform for growth, enhanced financial performance and increased shareholder value.

In Performance Fibers, our strategy is to leverage our renowned research and technical expertise to improve process efficiency and quality while developing innovative, value-added products for new and growing markets.

In Timber and Land, we are maximizing returns through our highly successful auctions of timber for harvesting and a routine land sales program that captures the appreciating value of our asset base. Also, we periodically and opportunistically purchase timberland to replenish our land base.





people.

Stability



From top, Kent Kvaal, General Manager of Rayonier's Engineered Absorbent Materials business; Karl Sears, Principal Scientist at Rayonier's Performance Fibers research center; and Mazie Williams, Director of Benefits.

In Performance Fibers, we are focusing on high-value specialty niches.



Specialty

For 75 years, the specialty nature of our Performance Fibers business has provided us with earnings stability enjoyed by few in our industry. Our strategy is to increase our presence in high-value specialty niches where we have an advantage in quality, range of products and technical expertise. By infusing our already talented group with top scientists, engineers and market specialists, we are not only expanding existing markets but are developing innovative, value-added products for new markets. Helping lead the way are Paul Boynton, Vice President of Performance Fibers, and Mary Jo Lilly, Director of Marketing.

Performance Fibers

The stability of Performance Fibers' earnings is largely due to our unique and well-established market position and reputation for producing superior quality and technically demanding specialty cellulose pulps. Over 75 years, through innovation and technical expertise, we have become the world's premier supplier of high performance specialty cellulose fibers used in such products as photographic film, impact-resistant plastics, cosmetics, food, pharmaceuticals, cigarette filters, high-tenacity tire cord and textiles. Our Cellulose Specialties group has approximately 50 percent of the world market for these high-value applications, where demand and pricing are far more stable than for commodity pulps.

Our other product group is Absorbent Materials, which has a 7 percent share of the world market for fluff pulps used in diapers, feminine hygiene and adult incontinence pads, and other disposable absorbent products. While these markets are growing, they are very competitive and price sensitive, creating earnings volatility.

To improve the profitability of Performance Fibers, we are focused on developing innovative products for new and growing markets, further enhancing existing products, and shifting more of our production to higher-value, higher-margin cellulose specialties.

Our efforts to improve product mix have been successful. Last year, 60 percent of the 707,000 metric tons produced by our mills went to higher-margin cellulose specialties markets, up from 53 percent in 1998, thereby reducing our exposure in volatile fluff pulp markets.

Rayonier's long commitment to research and development continues to reap dividends as scientists at our world-class research center develop new products to broaden our base and generate growth in revenue and earnings. To meet the growing demand for one of these products—NovaThin® preformed absorbent cores for diapers, feminine hygiene and adult incontinence pads—last year we constructed a 12,000-ton, $15 million facility in Jesup, GA. These highly absorbent cores are now contained in products sold in Europe, Asia, Latin America and North America. To add further value to our absorbent materials business, our scientists are hard at work developing the next generation of super-absorbent products. Their early efforts are promising.

A new cellulose specialties product in development is TerraCel™, a high-purity fiber designed to reinforce engineered thermoplastics used in molded industrial applications. Another high-purity product is for digital flat-screen consumer electronics. The research pipeline is full of other promising products as well.

From thinner, more absorbent diapers to digital display screens, we're expanding the horizons of natural fiber technologies. All with the shareholder in mind.



Our philosophy is simple: understand our customers' needs and provide products and service to ensure their success.

Customers

With a reputation for technical expertise that dates back to our founding in 1926, our customers are served by some of the most talented and knowledgeable people in the industry. They're dedicated to understanding customers' needs, developing products that give them an edge in their markets, and providing superior service every step of the way from the order through delivery. Total customer satisfaction is the goal of Rayonier people like Krishna Kumar (top), Research and Development Manager for Engineered Absorbent Materials, and Daren Pietsch, Manager of Market Development for New Products.



R&D

We are leveraging our R&D capabilities to develop new products, enter new markets and grow earnings.

Research is the foundation of our Performance Fibers business. Nearly 75 years ago, Rayonier scientists developed the first rayon pulps made with Western hemlock. Hundreds of patents later, we have one of the world's foremost research centers dedicated to wood chemistry, staffed by scientists who are leaders in their field and whose mission is to develop new products with strong growth and profit potential. Tina Murguia, Associate Scientist, is one of 55 professionals at our research center focused on expanding our leadership position.

Timber and Land

To maximize shareholder return, we manage our timber and land as a stand-alone business. Three key elements help us achieve that objective.

First, we use site-specific management to generate the highest yields from our land investment. Soil, moisture and other growth conditions can vary significantly, even on microsites as small as 5 to 10 acres. Site preparation, genetic selection and fertilization are customized for each area.

Second, we sell each tract of timber to be harvested through an auction process to achieve the highest value. Each tract has its own unique mix of trees suitable for various end uses ranging from lumber and wood products to pulp and paper.

Third, we routinely sell portions of our land holdings where real estate values exceed that of timberland. Owning a forest is similar to owning stock. The annual harvest is the dividend. Intensive forest management and investment continually improve the basic productivity and quality of the land and the growing crop of trees. The associated increase in value of the total forest is similar to the increase in the value of the stock – locked up and not realized until sold.

Our strategy is to capture the appreciated value by annually selling 2 to 4 percent of our 2.3 million acres. Value has increased significantly for many properties, including higher and better use development tracts, especially along the fast-growing Interstate 95 coastal corridor in Southeast Georgia and Northeast Florida. We also have properties that are highly sought for conservation or recreation purposes which command a greater value than when held for timber production.

As an example, in 2001 we worked with The Nature Conservancy, the State of Florida and the St. John's River Water Management District to sell 57,000 acres for $60 million in an area known as Pinhook Swamp in Northeast Florida. It was a win for all involved. The property connects state and federal conservation lands to create one of the largest public wildlife corridors east of the Mississippi River. And, because the parcel had much higher value for conservation than for timber production, Rayonier was able to maximize returns for shareholders.

Our vast acreage gives us the flexibility to both grow timber for harvest and sell properties that have appreciated in value, and, periodically, we will purchase timberlands on an opportunistic basis to replenish our asset base.

We're confident this strategy will continue to deliver solid earnings and strong cash flow.

Besides producing timber, some of our vast acreage has higher value as conservation, recreation or development property.



Selling

Some of our 2.3 million acres have higher value as conservation, recreation, or development properties than for timber production. To capture the appreciating value of these lands for our shareholders, we annually sell a small portion of our ownership. We opportunistically replenish our asset base when we can do so at a discount to long-term price trends. Kathy Terwilliger, Area Sales Manager with our Rayland real estate subsidiary, specializes in development properties along the fast-growing Interstate 95 coastal corridor in Southeast Georgia and Northeast Florida.

We manage our timber and land to maximize cash flow and shareholder returns.



Managing

Our focus is on managing our 2.3 million acres of timberland in the U.S. and New Zealand to continually improve yields and then capture that value for our shareholders by selling timber to the highest bidder. In the Southeast U.S., where we have the bulk of our ownership, research and careful management have resulted in yield improvements averaging 2 percent per year over the last 15 years. Tim Brannon (left), Senior Vice President, Forest Resources and Wood Products, and Dr. Jeff Wright, Forest Research Manager, literally have their eye on the future.



ment

We are dedicated to responsible stewardship of our timberlands and to operating our facilities in an environmentally responsible way.

In 2001, our 2.1 million acres of timberland in the U.S. received environmental certification following a rigorous audit by Bureau Veritas Quality International. The independent certification verifies that Rayonier meets strict requirements to ensure that we grow and harvest trees in a way that protects natural resources, renews forests and enhances wildlife habitat. Our timberlands and wood procurement practices are certified under the Sustainable Forestry Initiative® program, confirming our long commitment to environmentally responsible forestry practices. Each year we plant more than 50 million seedlings to ensure a continuous supply of timber. After all, our future depends on it.



Performance Fibers

Sales Volumes by Destination


38% U.S./Canada
21% Europe
13% Japan
10% China
9% Latin America
6% Other Asia
3% Other

Rayonier is a leading manufacturer of high performance cellulose fibers used in cellulose specialties and absorbent materials applications. Our production facilities have a combined annual capacity of 720,000 metric tons. (Jesup, GA: 570,000 metric tons; Fernandina Beach, FL: 150,000 metric tons)

			Position in World Markets
Cellulose Specialties:	**Acetate**	For textile fibers, cigarette filters, impact-resistant plastics, photographic film, rigid packaging and optical clarity films.	Number 1
	Viscose	For high-tenacity rayon cord (for tires, industrial belts and hoses), textile fibers, food casing and sponges.	Number 1 High-strength viscose pulps
	Ethers and Microcrystalline Cellulose	For high value chemical intermediates used in pharmaceuticals, cosmetics, food products, textile sizing, paints and cement.	Number 1
	Filter Media	For high-porosity filter paper applications and decorative laminate papers.	Number 2
Absorbent Materials:	**Fluff Fibers**	For fluid acquisition in disposable products such as diapers, feminine care products, incontinence pads and non-woven fabrics.	Number 4
	NovaThin® Preformed Cores	Patented engineered absorbent material for use in disposable sanitary products.	Emerging market



Timber and Land

Rayonier has 2.3 million acres in the U.S. and New Zealand from which it sells standing timber for domestic and export markets. We also routinely sell timberland to capture its appreciated value, especially when it has higher value for other uses such as recreation, conservation, or development.

Timber and Land Revenues


64% Southeast U.S.
24% Northwest U.S.
12% New Zealand

Timber

Rayonier sells standing timber, on an auction basis, for domestic and export markets from 2.3 million acres in the U.S. and New Zealand. These regions have some of the highest growth rates of softwood in the world. We also provide forest management services in Australia and New Zealand.*

Location	Holdings
Southeast U.S.	1,682,000 acres of Southern pine and hardwood
Northwest U.S.	378,000 acres of Western hemlock and Douglas fir
New Zealand	207,000 acres of primarily radiata pine

Land

Some properties are more valuable for recreation, conservation or development than for timber production. We annually sell 2 to 4 percent of our 2.3 million acres to capture the appreciated value. Rayland, our real estate subsidiary, specializes in marketing properties for commercial and residential development, primarily along the fast-growing coastal corridor of Southeast Georgia and Northeast Florida. Periodically, we replenish our land base through acquisitions.

Other Businesses

Wood Products

Rayonier produces and sells lumber products to domestic and export markets: boards, decking, timbers, structural framing, pattern and dimension lumber for retailers, wood treaters, exporters, truss manufacturers and other industrial accounts.

Lumber Mills	Capacity
Baxley, GA	165,000 MBF
Swainsboro, GA	120,000 MBF
Eatonton, GA	75,000 MBF

Our radiata-pine-based medium-density-fiberboard (MDF) plant produces Patinna™, premium grade finished board that is used in high-quality furniture, cabinetry and wall paneling.

MDF Plant	Capacity
Mataura, N.Z.	160,000 m^3

Trading

Rayonier is a leading world trader of softwood logs and wood products, with particular expertise in Pacific Rim markets. We also provide timber marketing services.*

Areas of sourcing are North America and around the Pacific Rim.

* Rayonier has long-term agreements to provide forest management and timber marketing services to timber owners of 110,000 acres in Australia and New Zealand. We also provide marketing services for owners in the Russian Far East, Alaska and British Columbia, Canada.

Selected Financial and Operating Data

Dollars in millions	2001	2000	1999	1998	1997
Sales					
Performance Fibers					
Cellulose Specialties	**$ 369**	$ 348	$ 331	$ 355	$ 395
Absorbent Materials	**178**	228	160	170	174
Total Performance Fibers	**547**	576	491	525	569
Timber and Land					
Timber	**197**	210	156	168	175
Land	**84**	70	21	14	9
Total Timber and Land	**281**	280	177	182	184
Wood Products and Trading	**358**	401	462	381	433
Intersegment eliminations	**(21)**	(30)	(22)	(15)	(24)
Total before dispositions	**1,165**	1,227	1,108	1,073	1,162
Dispositions	**—**	—	—	—	34
Total sales	**$ 1,165**	$ 1,227	$ 1,108	$ 1,073	$ 1,196
Operating income (loss)					
Performance Fibers	**$ 35**	$ 83	$ 40	$ 34	$ 56
Timber and Land					
Timber	**93**	114	100	111	114
Land	**52**	38	16	10	5
Total Timber and Land	**145**	152	116	121	119
Wood Products and Trading	**(11)**	(17)	(3)	(17)	4
Provision for dispositions	**—**	(15)	—	—	3
Corporate and other	**(19)**	(13)	(17)	(14)	(16)
Total operating income	**$ 150**	$ 190	$ 136	$ 124	$ 166

2001 Sales by Line of Business


31% Cellulose Specialties
15% Absorbent Materials
17% Timber
7% Land
30% Wood Products and Trading

Dollars in millions	2001	2000	1999	1998	1997
Timber and Land					
Sales					
Northwest U.S.	**$ 68**	$ 82	$ 73	$ 81	$ 81
Southeast U.S.	**181**	173	79	77[a]	70
New Zealand	**32**	25	25	24	33
Total	**$ 281**	$ 280	$ 177	$ 182	$ 184
Operating Income					
Northwest U.S.	**$ 49**	$ 65	$ 52	$ 59	$ 58
Southeast U.S.	**89**	81	58	54[b]	51
New Zealand	**7**	6	6	8	8
Total	**$ 145**	$ 152	$ 116	$ 121	$ 117
EBITDA per Share					
Performance Fibers	**$ 4.04**	$ 5.75	$ 3.78	$ 3.51	$ 4.20
Timber and Land	**8.80**	9.05	5.25	5.19	4.91
Wood Products and Trading	**.14**	.02	.42	.05	.45
Corporate and other	**(.71)**	(.63)	(.47)	(.55)	(1.42)
Total	**$12.27**	$14.19	$ 8.98	$ 8.20	$ 8.14
Performance Fibers					
Sales Volume (in thousands of metric tons)					
Cellulose Specialties[1]	**423**	396	364	369	410
Absorbent Materials[2]	**284**	329	297	324	315
Production as a percent of capacity	**97%**	101%	95%	97%	100%
Timber and Land					
Timber Volume					
Northwest U.S., in millions of board feet	**251**	239	204	212	190
Southeast U.S., in thousands of short green tons	**5,395**	4,920	2,574	2,360[a]	2,421
New Zealand, in thousands of cubic meters	**1,412**	1,320	1,249	1,003	1,111
Intercompany Timber Volume					
Northwest U.S., in millions of board feet	**48**	59	24	12	14
Southeast U.S., in thousands of short green tons	**43**	41	40	70	92
New Zealand, in thousands of cubic meters	**704**	634	580	385	589
Land-acreage	**67,417**	63,221	7,130	3,376	2,837
Wood Products and Trading					
Lumber Sales Volume, in millions of board feet[3]	**279**	235	255	310	325
Medium-Density Fiberboard Sales Volume, in thousands of cubic meters	**161**	157	129	91	16
Log Trading Sales Volume					
North America, in millions of board feet	**151**	220	205	173	224
New Zealand, in thousands of cubic meters	**999**	1,254	1,246	851	1,113
Other, in thousands of cubic meters	**331**	335	611	206	277

a) Includes salvage timber sales of $2.3 million on volume of 279 resulting from the Southeast U.S. forest fires.

b) Operating income was reduced by $9.7 million due to the Southeast U.S. forest fires.

1) Excludes sales by the Port Angeles pulp mill, which ceased operations on February 28, 1997, of 35 for 1997.

2) Excludes sales by the Port Angeles pulp mill, which ceased operations on February 28, 1997, of 7 for 1997.

3) Includes sales by the Plummer lumber mill, which closed in July 1998 after fire damaged the facility, of 51 and 77 for the years 1998 and 1997, respectively.

Segment Information

(in millions)	For the Years Ended December 31, 2001	2000	1999
Sales			
Performance Fibers			
Cellulose Specialties	**$ 369**	$ 348	$ 331
Absorbent Materials	**178**	228	160
Total Performance Fibers	**547**	576	491
Timber and Land			
Timber	**197**	210	156
Land	**84**	70	21
Total Timber and Land	**281**	280	177
Wood Products and Trading	**358**	401	462
Intersegment eliminations	**(21)**	(30)	(22)
Total sales	**$ 1,165**	$ 1,227	$ 1,108
Operating Income (Loss)			
Performance Fibers	**$ 35**	$ 83	$ 40
Timber and Land			
Timber	**93**	114	100
Land	**52**	38	16
Total Timber and Land	**145**	152	116
Wood Products and Trading	**(11)**	(17)	(3)
Provision for dispositions	**—**	(15)	—
Corporate and other	**(19)**	(13)	(17)
Total operating income	**$ 150**	$ 190	$ 136

Summary of Business Conditions

Rayonier's net income in 2001 was $58 million or $2.09 per share, compared to $78 million or $2.82 per share in 2000. Excluding the effect of two special items in 2000, net income was $83 million or $3.00 per share *(See Form 10-K, Item 6, Selected Financial Data, footnote 12).* During 2000, the Company sold its interest in a New Zealand timberland joint venture that contributed a gain of $7.6 million or 16 cents per share after tax, and it increased a disposition reserve that resulted in a charge of $15.0 million or 34 cents per share after tax.

Lower demand for many of Rayonier's products, which began in the second half of 2000, continued into 2001. The reduced demand was attributable to a considerably weak global economy and a strong U.S. dollar. In the Performance Fibers segment, the Absorbent Materials business, which principally consists of commodity fluff pulp, had lower demand and prices. Fluff pulp prices declined steadily during the year but now appear to have stabilized. Conversely, the high-value Cellulose Specialties business had stronger demand and steady prices.

In Rayonier's Timber and Land segment (previously Timberland Management), timber volumes increased in the Northwest and Southeast U.S., and New Zealand, while prices declined. The segment's lower operating income in 2001 compared to 2000 resulted from lower timber prices partly offset by higher timber volume and stronger land sales. Land sales provided strong income contributions in both 2001 and 2000. The Company sold a large tract of land in the second quarter of 2001 for $60 million, following another large tract of land in the first quarter of 2000 for $50 million. These sales were part of the Company's ongoing strategic land sales program to realize the appreciation of its timberland values on a more regular basis and to lower debt levels.

In Rayonier's Wood Products and Trading segment, lumber results improved in 2001 principally due to lower manufacturing costs. At the Company's medium-density fiberboard (MDF) plant in New Zealand, results also improved in 2001 compared to 2000 due to higher volume and prices and lower costs.

In 2001, Rayonier continued to focus its capital spending on cost reduction, quality and productivity improvements in its Performance

Fibers segment and on investment in reforestation of its timberlands. These investments are expected to help moderate the cyclical effects of the Performance Fibers business, improve bottom-of-the-cycle earnings and add value to existing assets. *See also Liquidity and Capital Resources.*

Rayonier's results continue to be adversely affected by the recessionary global economy, a strong U.S. dollar and generally low, but stable, product prices. The Company continues to experience strength in its high-value Cellulose Specialties business and its land sales program. First quarter 2002 earnings are expected to be lower than fourth quarter 2001 earnings due to the weaker global economy, although there is some potential improvement in first quarter 2002 earnings if one or two major land sales close; however, the timing of these sales is difficult to predict. Meaningful earnings improvement over current levels is not expected until the economy begins to recover.

Results of Operations, 2001 vs. 2000

Sales and Operating Income

Sales of $1.165 billion in 2001 were $62 million below 2000 sales, while operating income declined $40 million to $150 million from $190 million in 2000. Lower sales and operating income in 2001 were a result of lower absorbent materials volume and prices, weaker timber and lumber prices, and lower trading activity. These negative items were partially offset by higher cellulose specialties, lumber and timber volumes.

Performance Fibers

Performance Fibers sales of $547 million were $29 million below the prior year, principally due to lower absorbent materials prices and volume, and slightly lower cellulose specialties prices partly offset by higher cellulose specialties volume. Average fluff pulp prices declined 25 percent and 14 percent for the fourth quarter and full year, respectively, compared to the same periods in 2000. Average absorbent materials prices, which include fluff pulp prices, declined 9 percent compared to 2000. Average cellulose specialties prices were 1 percent lower in 2001, while volumes increased 7 percent. Fluff pulp prices are significantly impacted by the cyclical nature of commodity market paper pulp prices, which declined during 2001, as the sluggish economy caused demand to fall in that market. However, due to the Company's high-value product mix, prices for the Performance Fibers segment tend to lag commodity paper pulp prices and its upturns and downturns are not as pronounced. Since 1999, the Company has improved its mix of cellulose specialties/absorbent materials from a 55/45 ratio to 60/40 in 2001. Operating income of $35 million for the segment was $48 million below 2000, as a result of the lower prices and higher manufacturing costs, partially offset by the higher cellulose specialties volume.


$964
$528
$963
$509
$910
$526
$879
$687
$871
$624
97 98 99 00 01

Performance Fibers Price
(per metric ton)

■ Cellulose Specialties
□ Absorbent Materials

Prices for our high value cellulose specialties were stable while absorbent materials prices declined.

Timber and Land (previously Timberland Management)

Timber and Land sales of $281 million were $1 million above prior year, while operating income of $145 million was below the prior year by $7 million.

Timber (previously Timber Harvest) – Timber sales of $197 million and operating income of $93 million in 2001, were $13 million and $21 million below prior year, respectively. Sales declined due to lower timber prices in all of the Company's operating regions. In the Northwest U.S., average prices declined 23 percent compared to 2000, while in the Southeast U.S. average prices declined 13 percent, and in New Zealand, average prices declined 5 percent. These price declines were partly offset by higher volumes.

Land (previously Timberland and Real Estate) – Land sales of $84 million and operating income of $52 million were above 2000 results by $14 million in both sales and operating income. The operating income improvement essentially results from a higher margin on a major land sale in the second quarter of 2001 compared to a first quarter 2000 major land sale, as well as an additional significant land sale in the fourth quarter of 2001. In 2000, Rayonier announced a program to routinely sell between 2 percent to 4 percent of its land base each year in order to capture the appreciated value of its timberlands on a more regular basis. In 2001, the Company sold approximately 67,000 acres, or 2.9 percent of its timberland base. In 2000, it sold approximately 63,000 acres, or 2.6 percent of its timberland base.

Wood Products and Trading

Sales of $358 million were $43 million below the prior year, while an operating loss of $11 million was favorable to 2000 by $6 million. Lumber results improved from the prior year due to lower manufacturing costs and a 19 percent increase in volume. These improvements were partly offset by lower average lumber prices, which declined 11 percent. Poor lumber market conditions, which deteriorated significantly during 2000, carried over into 2001, causing prices to decline in 2001. In December 2001, the Company temporarily closed its Swainsboro lumber mill for two weeks due to market conditions. The Company does not anticipate any temporary closings in 2002. MDF results improved in 2001 compared to the prior year due to slightly higher prices and volume and lower manufacturing costs. Also in 2001, the Company's log trading business results declined compared to 2000, due to lower volume and slightly lower prices.


410
315
369
324
364
297
396
329
423
284
97 98 99 00 01

Performance Fibers Volume
(thousands of metric tons)

☐ Cellulose Specialties
Absorbent Materials

We continue to shift production to our high value, higher margin cellulose specialties business.

Corporate and other

Corporate and other costs of $19 million for 2001 were $6 million higher than 2000 principally due to higher stock-price based incentive compensation and reorganization costs associated with the retirement of two senior executives.

Other Income/Expense

Interest expense of $69 million was $17 million below the prior year principally due to lower debt. During 2001, Rayonier reduced debt by $123 million.

Other income in 2001, primarily interest income, was $2 million compared to $5 million in 2000. The prior year amount includes a pre-tax gain of $7.6 million due to the sale of the Company's interest in a New Zealand joint venture partially offset by a negative impact from the mark-to-market loss on foreign currency forward contracts.

Rayonier purchases foreign currency forward contracts to offset the impact of New Zealand/U.S. dollar exchange fluctuations on operating results. On September 1, 2001, the Company designated its New Zealand dollar forward contracts as cash flow hedges of certain forecasted New Zealand dollar-denominated cash outflows. Since that time, changes in the fair value of the forward contracts are deferred and recorded as part of "Accumulated other comprehensive income (loss)." When the forecasted transaction comes to fruition and is recorded in earnings, the gains or losses on the contracts are reclassified to the Statements of Consolidated Income on the line entitled "Interest and miscellaneous income (expense), net." In 2001, the Company recorded a pre-tax loss of $0.6 million relating to the contracts versus $3.2 million in 2000. In 2001, the New Zealand /U.S. dollar exchange rate declined from 0.44 on January 1, 2001, to 0.42 on December 31, 2001.

Income Taxes

The effective tax rate for 2001 was 30 percent compared to 28 percent in 2000. The effective tax rates are below U.S. statutory rates, primarily due to the lower rates in effect for foreign subsidiaries, research and development tax credits and a 2001 year-end foreign currency related tax benefit adjustment. The 2000 rate was below this year's rate due to the reversal of tax provisions for items resolved as a result of the completion of several tax audits.

Results of Operations, 2000 vs. 1999

Sales and Operating Income

Sales of $1.227 billion in 2000 were $119 million above 1999 sales, reflecting higher Performance Fibers prices and volume, and higher Timber and Land sales activity. These improvements were partially offset by lower Wood Products and Trading activity. Operating income of $190 million was $54 million higher than 1999, principally due to higher Performance Fibers, timber, and land sales contributions, partly offset by lower lumber results.

Performance Fibers

Performance Fibers sales of $576 million were $85 million above the prior year, principally due to higher absorbent materials prices and overall fiber sales volume resulting from improved demand. Operating income of $83 million was $44 million above 1999, primarily as a result of the higher absorbent materials prices, stronger overall volume, and slightly lower manufacturing costs. These favorable factors were partially offset by lower cellulose specialty prices.

Timber and Land (previously Timberland Management)

Timber and Land sales of $280 million and operating income of $152 million were above the prior year by $103 million and $36 million, respectively.

Timber (previously Timber Harvest) – Timber sales of $210 million in 2000 were $54 million above 1999, and operating income of $114 million exceeded prior year results by $14 million. Sales improved due to higher timber harvests in operating regions, principally driven by volume from the major fourth quarter 1999 Southeast U.S. timberland acquisition, along with higher volume in the Northwest U.S. and New Zealand. The favorable impact of the higher volume was partially offset by lower timber prices. Operating income improved as a result of the higher sales volume, partially offset by higher depletion costs in the Southeast U.S. associated with the 1999 timberland acquisition.


$25.59
2421
$27.06
2360
$23.02
2574
$21.10
4920
$18.44
5395
97 98 99 00 01

Timber
(Southeast U.S.)

▩ Price per short green ton
⁚ Volume in thousand short green tons

Volume reflects the impact of the major timberland purchase in 1999.

Land (previously Timberland and Real Estate) – Land sales of $70 million and operating income of $38 million were above 1999 results by $49 million and $22 million, respectively. The improvement essentially results from the first quarter 2000 land sales. In November 2000, the Company announced that it would routinely sell between 2 percent to 4 percent of its land base each year in order to capture the appreciated value on a more regular basis. As an example, if the 2 percent of our overall holdings that were sold came from the Southeast U.S., using recent transaction prices and the Company's average cost basis for Southeast properties, it is estimated that operating income would increase by approximately $15 million, or 35 cents in earnings per share, and EBITDA would increase by approximately $40 million.

Wood Products and Trading

Sales of $401 million were $61 million below the prior year, and an operating loss of $17 million was unfavorable to 1999 by $14 million. Lumber results declined dramatically from the prior year due to lower prices and volume, as well as higher wood costs and expenses associated with the start-up of the Eatonton, GA facility. MDF results improved compared to the prior year due to higher prices and volume and lower manufacturing costs. Although trading volume declined, operating results reflected a slight improvement.

Provision for dispositions

The provision for dispositions in 2000 increased $8 million over 1999 primarily resulting from increasing the closure reserves for the Port Angeles, WA. Performance Fibers mill.

Corporate and other

Corporate and other costs of $13 million for 2000 were $3 million lower than 1999 principally due to lower incentive compensation and expenses associated with the Company's corporate office restructuring and relocation.

Other Income/Expense

Interest expense of $86 million was $44 million above the prior year principally due to financing the fourth quarter 1999 timberland acquisition and slightly higher rates.

Other income improved $3 million when the sale of Rayonier's interest in a New Zealand joint venture in 2000 is compared to the effect of the 1999 contract dispute charge and the gain from the sale of a non-strategic marine terminal and related assets in the Northwest U.S.

Rayonier purchases foreign currency forward contracts to offset the impact of New Zealand/U.S. dollar exchange fluctuations on operating results. The mark-to-market loss on these contracts, included in "Interest and miscellaneous income (expense), net," was $3.2 million compared to $0 in 1999. In 2000, the New Zealand/ U.S. dollar exchange rate declined from 0.51 on January 1, 2000, to 0.44 on December 31, 2000.

Income Taxes

The effective tax rate for 2000 was 28 percent compared to 30 percent in 1999. The effective tax rates are below U.S. statutory rates, primarily due to the lower rates in effect for foreign subsidiaries, research and development tax credits, and the reversal of tax provisions for items cleared as a result of the completion of several tax audits.

Liquidity and Capital Resources

Cash flow from operating activities of $241 million in 2001 declined $38 million from $279 million in 2000. The decline was principally a result of lower income. Rayonier used this operating cash flow to finance capital expenditures of $77 million, pay dividends of $39 million, repurchase $2 million of its outstanding common shares and reduce debt by $123 million. Year-end debt-to-capital ratio of 55 percent was 4 percentage points lower than 2000. The percentage of debt with fixed interest rates was 77 percent as of December 31, 2001, and 68 percent as of December 31, 2000.

Cash flow from operating activities of $279 million in 2000 increased $66 million from 1999 principally as a result of higher income partly offset by higher working capital requirements. The Company used this operating cash flow to help finance capital expenditures of $90 million, reduce debt by $163 million, pay dividends of $39 million, and repurchase $18 million of its outstanding common shares.

In addition to using cash flow from operations, the Company finances its operations through the issuance of debt, and by entering into leases. These financial obligations are recorded in accordance with accounting rules applicable to the underlying transaction, with the result that some are recorded as liabilities on the balance sheet, while others are required to be disclosed only in the Notes to Consolidated Financial Statements.

The discussion below is presented to enhance the reader's understanding of Rayonier's ability to generate cash, its liquidity and its ability to satisfy rating agency and creditor requirements. This information includes two measures of financial results: Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), and Free Cash Flow. These measures are not defined by Generally Accepted Accounting Principles (GAAP). The discussion of EBITDA and Free Cash Flow is not intended to conflict with or change any of the GAAP disclosures described above, but to provide supplementary information that management deems to be relevant to analysts, investors and creditors. EBITDA and Free Cash Flow as defined may not be comparable to similarly titled measures reported by other companies.

EBITDA is defined as earnings from continuing operations before significant non-recurring items, provision for dispositions, interest expense, income taxes, depreciation, depletion, amortization and the non-cash cost of land sales. In 2001, EBITDA was $339 million or $12.27 per share, a decrease of $54 million or $1.92 per share from 2000. The decrease was primarily due to lower cash operating income generated in the Performance Fibers segment and to a lesser degree in the Timber and Land segment. In 2000, EBITDA was $393 million or $14.19 per share, an increase of $140 million or $5.21 per share from 1999. The increase was primarily due to higher income, resulting from Timber sales related to the 1999 timberland acquisition and stronger Land sales, as well as higher Performance Fibers income.

Below is a reconciliation of Net income to EBITDA for the three-year period ended December 31, 2001 (in millions except per share amounts):

	2001	2000	1999
Net income	**$ 57.6**	$ 78.2	$ 68.7
Add: Income tax expense	**25.0**	30.5	29.5
Interest expense	**69.1**	85.8	42.2
Depreciation, depletion and amortization	**177.1**	176.9	105.4
Non-cash cost of land sales	**10.0**	14.3	7.4
Gain on sale of joint venture	**—**	(7.6)	—
Provisions for dispositions	**—**	15.0	—
EBITDA	**$ 338.8**	$ 393.1	$ 253.2
EBITDA per share	**$ 12.27**	$ 14.19	$ 8.98



$418
$377
$349
$336
$257
190
212
204
239
251
97
98
99
00
01

Timber
(Northwest U.S.)

Price per thousand board feet
Volume in million board feet

Prices declined due to soft export markets, but volume remained strong due to domestic demand.

The most restrictive long-term debt covenants in effect for Rayonier at December 31, 2001, provided that the ratio of total debt to EBITDA not exceed 4.0 to 1 and EBITDA to consolidated interest expense not be less than 2.5 to 1 at the end of 2001. As of December 31, 2001, the ratios were 2.5 to 1 and 4.9 to 1, respectively. The most restrictive long-term debt covenants in effect for Rayonier Timberlands Operating Company (RTOC) provided that the ratio of consolidated cash flow available for fixed charges to consolidated fixed charges not be less than 1.6 to 1 through December 31, 2001, and not less than 1.65 to 1 thereafter. Additionally, the ratio of consolidated total debt to consolidated cash flow available for fixed charges may not exceed 4.5 to 1 through December 31, 2001, and may not exceed 4.25 to 1 each quarter end thereafter. As of December 31, 2001, the ratios were 2.6 to 1 and 2.9 to 1, respectively. In addition to the covenants listed above, the revolving credit agreements include customary covenants that limit the incurrence of debt, the disposition of assets and the making of restricted payments between RTOC and Rayonier. The Company is currently in compliance with all of these covenants.

Free Cash Flow is defined as EBITDA plus or minus significant non-recurring items, changes in working capital and long-term assets and liabilities, plus proceeds from exercise of employee stock options, less income taxes, interest expense, custodial capital spending, prior year dividend levels and the non-cash costs of land sales. Rayonier defines custodial capital spending as capital expenditures required to maintain our current earnings level over the cycle and to keep facilities and equipment in safe and reliable condition as well as in compliance with regulatory requirements. Free Cash Flow decreased $66 million to $139 million in 2001 primarily as a result of lower EBITDA and unfavorable working capital changes partly offset by lower interest expense.

Below is a reconciliation of Cash Provided by Operating Activities to Free Cash Flow for the three-year period ended December 31, 2001 (in millions except per share amounts):

	2001	2000	1999
Cash provided by operating activities	**$ 241.3**	$ 278.9	$ 213.4
Decrease/(increase) in timber purchase agreements and other assets	**(7.1)**	9.8	9.3
Custodial capital spending, net	**(63.7)**	(68.4)	(67.2)
Proceeds from sale of joint venture	**—**	14.6	—
Dividends at prior year level	**(39.2)**	(35.1)	(34.3)
Exercise of employee stock options	**11.6**	2.6	5.5
Decrease/(increase) in cash and short-term investments	**(4.3)**	2.4	(5.6)
Free Cash Flow	**$ 138.6**	$ 204.8	$ 121.1
Free Cash Flow per share	**$ 5.02**	$ 7.39	$ 4.30

Free Cash Flow is available to invest in discretionary capital spending, pay dividends above the prior year level, repurchase the Company's common shares and reduce debt.


$26.58
$22.29
$19.80
$18.33
$17.46
1111
1003
1249
1320
1412
97 98 99 00 01

Timber
(New Zealand)

□ Price per cubic meter
□ Volume in thousand cubic meters

Pricing pressure continues but volume remained strong.

In 2001, capital expenditures of $77 million included $64 million of custodial capital spending, of which $4 million was for environmental spending. The remaining 2001 spending of $13 million was for discretionary capital spending principally for our NovaThin® line of engineered absorbent products. Rayonier expects to invest approximately $90 million in capital projects for each of the two years ended 2002 and 2003. Capital projects include profit improvement, custodial capital, timberlands reforestation and various projects to comply with new environmental laws and requirements. As new environmental regulations are promulgated, additional capital spending may be required to ensure continued compliance. *See also Environmental Regulation.*

In 1996, Rayonier began a Common Share repurchase program to minimize the dilutive effect on earnings per share of its employee incentive stock plans. This program limits the number of shares that may be repurchased each year to the greater of 1.5 percent of our outstanding shares or the number of incentive shares actually issued to employees during the year. In October 1998, the Board authorized the repurchase of an additional one million shares through December 31, 2000. In October 2000, the Board authorized the repurchase of an additional one million shares. These share repurchases were authorized in addition to the 1.5 percent of outstanding shares normally repurchased each year. Below is a table of share repurchases for the past three years:

	2001	2000	1999
Shares repurchased	**52,900**	433,000	551,867
Cost of repurchased shares (in thousands)	**$ 2,031**	$ 17,624	$ 23,791
Average cost per share	**$ 38.39**	$ 40.70	$ 43.11

Rayonier has revolving credit agreements with a group of banks that provide unsecured credit facilities totaling $225 million. In November of 2002, $55 million of the facility expires, and the remaining $170 million expires in November of 2004. The revolving credit facilities are used for direct borrowings. In the past, these facilities were also used as support for the Company's commercial paper program. As of December 31, 2001, Rayonier had $225 million of available borrowings under its revolving credit facilities. Approximately $83 million of the borrowings is expected to be available to refinance 7.5% debentures and short-term bank loans that are due in 2002. In connection with the financing of the 1999 major timberland acquisition, RTOC entered into an agreement with a group of banks that provided RTOC with revolving credit facilities totaling $75 million that expire in 2004. As of December 31, 2001, RTOC had $70 million of available borrowings under its revolving credit facilities. In addition, Rayonier has on file with the Securities and Exchange Commission shelf registration statements to offer $150 million of new public debt securities. Management believes that internally generated funds, combined with available external financing as described above, will enable Rayonier to fund capital expenditures, dividends, share repurchases, working capital, and other liquidity needs for the foreseeable future.

In February 2002, Standard & Poor's revised its outlook on the Company to stable from negative and re-affirmed their triple-'B'-minus rating on the Company's long-term debt. In addition, they withdrew their 'A-3' short-term debt rating on the Company's commercial paper program at the Company's request, as the program is currently inactive due to the focus on debt reduction.

Critical Accounting Policies

The preparation of Rayonier's financial statements requires the Company to make estimates, assumptions and judgements that affect the assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities reported in this Annual Report on Form 10-K. The Company bases these estimates and assumptions on historical data and trends, current fact patterns, expectations and other sources of information it believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

In response to the Securities Exchange Commission's encouragement to discuss the Company's most critical accounting policies, those that are "both very important to the portrayal of the Company's financial condition and results, and requires management's most difficult, subjective or complex judgements," we offer the following. This analysis is deemed preliminary, as specific guidelines, regulations or framework have not been published or identified.

Merchantable inventory and depletion costs as determined by forestry timber harvest models

Significant assumptions and estimations are used in the recording of timberland inventory cost and depletion. Rayonier employs a forestry technical services group at each of its timberland management locations. Merchantable standing timber inventory is estimated annually using industry-standard computer software. The inventory calculation takes into account growth, in-growth (annual transfer of oldest pre-merchantable age class into the merchantable inventory), timberland sales and the annual harvest specific to each business unit. An annual business unit depletion rate is established by dividing merchantable inventory book cost by standing merchantable inventory. Pre-merchantable records are maintained for each planted year age class, recording acres planted, stems per acre, and costs of planting and tending. Changes in the assumptions and/or estimations used in these calculations may affect the Company's results, in particular, timber inventory and depletion costs.


4442
4461
4785
6905
7445
97 98 99 00 01

Annual Harvest by Region
(thousands of cubic meters)

New Zealand
Northwest U.S.
Southeast U.S.

Harvesting is well balanced in productive forest areas.

Depreciation of long-lived assets as specifically affected by economic obsolescence

The Company depreciates its assets using the units of production and the straight-line methods over the useful economic lives of the assets involved. Management believes these depreciation methods are appropriate in the circumstances and more closely match revenues with expenses versus other generally accepted accounting methods. Long-lived assets are periodically reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The physical life of equipment, however, may be shortened by economic obsolescence caused by environmental regulation, competition and other causes.

Environmental costs associated with discontinued operations

Rayonier has significant liabilities recorded for environmental costs relating to past dispositions and discontinued operations that span approximately 25 years into the future. Significant estimates are used in determining the proper value of these obligations at a given point in time, especially due to the long-term nature of the obligations. Factors affecting these estimates include, but are not limited to, technological and regulatory changes, results from on-going work and management's judgement. Management periodically reviews its environmental liabilities for technological and regulatory changes. A material change in an estimate in any given period could have a favorable or unfavorable effect on the results of the Company's operations.

Determining the adequacy of pension assets and liabilities

Numerous estimates and assumptions are required to determine the proper amount of pension and postretirement liabilities to record in the Company's financial statements. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, the Company's management and its actuary exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognized in the financial statements.

Realizability of both recorded and unrecorded tax assets and liabilities

The Company has recorded certain deferred tax assets that management believes will be realized in future periods. These assets are reviewed periodically in order to assess their realizability. This review requires management to make assumptions and estimates about future profitability affecting the realization of these tax benefits. If the review indicated that the realizability may be less than likely, a valuation allowance would be made at that time.

In addition, the Company has not provided taxes on approximately $69 million of undistributed foreign earnings as the Company intends to reinvest such earnings in the future. This assumption is reviewed periodically to ensure that any changes in the Company's ability to reinvest these earnings will be properly disclosed and accounted for.

New Accounting Standards

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company will adopt the standard effective January 1, 2003, and currently is assessing the impact on its operations.

Environmental Regulation

Rayonier is subject to stringent environmental laws and regulations concerning air emissions, water discharges and water disposal. Such environmental laws and regulations include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Management closely monitors all of its environmental responsibilities, together with trends in environmental laws, and believes that the Company is in substantial compliance with current environmental requirements. It is the opinion of management that substantial expenditures over the next 10 years will be required in the area of environmental compliance. During 2001, 2000, and 1999, Rayonier spent approximately $4 million, $4 million and $3 million, respectively, for capital projects related to environmental compliance for ongoing operations. During the two-year period 2002-2003, Rayonier expects to spend approximately $17 million on such capital projects.


$415
325
$370
310
$408
255
$361
235
$320
279
97 98 99 00 01

Wood Products
(Lumber)

Price per thousand board feet
Volume in million board feet

Prices reflect weak market conditions. Volume increased due to increased capacity.

During 1997, the Environmental Protection Agency (EPA) finalized its Cluster Rules governing air emissions but, due to the specialty nature of Rayonier's Performance Fibers products and operations, the agency postponed finalizing water discharge rules and certain air emissions rules governing the Company's mills. Rayonier continues to work with the EPA to establish such rules for its mills, but the timing and costs associated with such rulemaking are uncertain. In the opinion of management, capital costs to be incurred over the next three to five years associated with environmental regulations will not exceed $30 million at the Performance Fibers mills.

Federal, state and local laws and regulations intended to protect threatened and endangered species, as well as wetlands and waterways, limit and may prevent timber harvesting, road building and other activities on private lands. A portion of the Company's timberlands is subject to some level of harvest restrictions. Over the past several years, the harvest of timber from the Company's timberlands in the state of Washington has been restricted as a result of the listing of the northern spotted owl, the marbled murrelet and several species of salmon and trout as threatened species under the Endangered Species Act. In 1999, the timber industry and federal, state, local and tribal governments entered into an agreement, known as the Forests and Fish Report. The Washington Forest Practices Board has adopted rules implementing the Forests and Fish Report, which further restrict timber harvest within buffers along streams with fish habitat. All of these restrictions have caused Rayonier to restructure and reschedule some of its harvest plans and have reduced the total acreage and volume of timber available for harvest. These restrictions have not had a material impact on Rayonier's annual harvest volumes, and Rayonier has made changes to its long-term harvest plan to compensate for these restrictions.

Rayonier currently estimates that expenditures during 2002-2003 for environmental remediation and monitoring costs for all dispositions and discontinued operations will total approximately $26 million. Such costs, including monitoring and remediation costs, will be charged against our reserves for estimated environmental obligations that we believe are sufficient for costs expected to be incurred over the next 25 to 30 years with respect to dispositions and discontinued operations. At December 31, 2001, these reserves totaled approximately $169 million. The actual future environmental costs are dependent on the outcome of negotiations with federal and state agencies and may also be affected by new laws, regulations and administrative interpretations, and changes in environmental remediation technology. Based on information currently available, management does not believe that any future changes in estimates would materially affect Rayonier's consolidated financial position or results of operations.

Market and Other Economic Risks

Rayonier is exposed to various market risks, including changes in commodity prices, interest rates and foreign currency exchange rates. Our intent is to minimize the economic impact of these market risks. Derivatives are used, as noted below, in accordance with policies and procedures approved by the Board of Directors and are managed by a senior executive committee whose responsibilities include initiating, managing and monitoring resulting exposures. Rayonier does not enter into financial instruments for trading purposes.

Most of Rayonier's revenues and expenses are U.S. dollar-denominated. However, the Company does have some risk within its New Zealand operation related to foreign currency pricing and costs. Periodically, the Company enters into foreign currency forward contracts to hedge the risks of foreign currency fluctuations and commodity forward contracts to fix certain energy costs. At December 31, 2001, the Company held foreign currency contracts maturing through May 2002 totaling $4.6 million and natural gas forward contracts maturing through February 2002, totaling $0.5 million. The fair value of outstanding foreign currency contracts, at year-end, was an asset of approximately $0.1 million. Market risk resulting from a hypothetical 4-cent change in the New Zealand dollar/U.S. dollar exchange rate amounts to an approximate change of $0.4 million pre-tax income/loss.

Cyclical pricing of commodity market paper pulp ultimately influences Performance Fibers prices, particularly in the Company's Absorbent Materials business unit. However, since Rayonier is a non-integrated producer of specialized Performance Fibers for non-papermaking end uses, its high-value product mix tends to lag (on both the upturn and downturn) commodity paper pulp prices and its peaks and valleys are less severe.

Rayonier periodically enters into interest rate swap agreements to manage its exposure to interest rate changes, or in back-to-back arrangements at the time debt is issued in order to cost-effectively place the debt. These swaps involve the exchange of fixed and variable interest rate payments without exchanging principal amounts. At December 31, 2001, there were no interest rate swap agreements outstanding.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk; however, Rayonier intends to hold most of its debt until maturity. Occasionally, callable bonds will be refinanced at the Company's option if favorable economic conditions exist. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our fixed-rate debt at December 31, 2001, was $675 million compared to $651 million in carrying value. A one-percentage point decrease in prevailing interest rates at December 31, 2001, would result in an increase in the fair value of our fixed-rate debt of approximately $0.7 million.

Safe Harbor

Comments about market trends, anticipated earnings, expected pricing levels, projected capital spending levels and the Company's ability to meet future capital needs, sufficiency of reserves, availability of tax deductions and future activities, such as land sales, timberland purchases, timber harvests and manufacturing production levels, are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The following important factors, among others, could cause actual results to differ materially from those expressed in the forward-looking statements: changes in global market trends and world events that could impact customer demand; interest rate and currency movements; fluctuations in demand for cellulose specialties, absorbent materials, timber and wood products; adverse weather conditions; changes in production costs for wood products and performance fibers, particularly for raw materials such as wood, energy and chemicals; unexpected delays in the closing of land sale transactions; and implementation or revision of governmental policies and regulations affecting the environment, import and export controls and taxes.

Statements of Consolidated Income

Rayonier Inc. and Subsidiaries

Thousands of dollars, except per share data	2001	2000	1999
	For the Years Ended December 31,		
Sales	$ 1,164,913	$ 1,226,878	$ 1,108,035
Costs and Expenses			
Cost of sales	982,550	991,817	939,260
Selling and general expenses	36,298	31,213	39,644
Other operating income, net	(3,709)	(707)	(6,599)
Provision for dispositions	—	15,044	—
	1,015,139	1,037,367	972,305
Operating income	149,774	189,511	135,730
Interest expense	(69,083)	(85,753)	(42,193)
Interest and miscellaneous income (expense), net	1,871	(2,687)	(3,163)
Gains from sales of assets	—	7,574	7,746
Income before provision for income taxes	82,562	108,645	98,120
Provision for income taxes	(24,964)	(30,458)	(29,467)
Net income	$ 57,598	$ 78,187	$ 68,653
Other Comprehensive Income (Loss)			
Unrealized gain on hedged transactions, net of income tax expense of $4	7	—	—
Minimum pension liability adjustments, net of income tax benefit of $416	(709)	—	—
Comprehensive income	$ 56,896	$ 78,187	$ 68,653
Net Income per Common Share			
Basic EPS	$ 2.12	$ 2.87	$ 2.48
Diluted EPS	2.09	2.82	2.44

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Balance Sheets

Thousands of dollars	As of December 31, 2001	2000
Assets		
Current Assets		
Cash and short-term investments	$ 14,123	$ 9,824
Accounts receivable, less allowance for doubtful accounts of $3,392 and $3,969	101,480	117,114
Inventory	91,010	97,106
Timber purchase agreements	18,996	33,775
Other current assets	9,451	12,779
Total current assets	235,060	270,598
Other assets	72,328	63,129
Timber purchase agreements	5,120	6,335
Timber, timberlands and logging roads, net of depletion and amortization	1,131,723	1,192,388
Property, Plant and Equipment		
Land, buildings, machinery and equipment	1,371,550	1,360,296
Less – accumulated depreciation	790,769	730,472
	580,781	629,824
	$ 2,025,012	$ 2,162,274
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 65,247	$ 87,401
Bank loans and current maturities	7,600	2,565
Accrued taxes	13,606	10,314
Accrued payroll and benefits	14,471	27,756
Accrued interest	6,391	11,745
Accrued customer incentives	12,935	18,163
Other current liabilities	17,360	22,389
Current reserves for dispositions and discontinued operations	15,310	15,434
Total current liabilities	152,920	195,767
Deferred income taxes	131,723	130,333
Long-term debt	842,205	970,415
Non-current reserves for dispositions and discontinued operations	153,394	161,465
Other non-current liabilities	35,976	24,193
Shareholders' Equity		
Common Shares, 60,000,000 shares authorized, 27,345,395 and 27,104,462 shares issued and outstanding	59,721	48,717
Retained earnings	649,775	631,384
Accumulated other comprehensive income (loss)	(702)	—
	708,794	680,101
	$ 2,025,012	$ 2,162,274

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Statements of Consolidated Cash Flows

Thousands of dollars	2001	2000	1999
	For the Years Ended December 31,		
Operating Activities			
Net income	$ 57,598	$ 78,187	$ 68,653
Non-cash items included in income			
Depreciation, depletion and amortization	177,124	176,913	105,425
Deferred income taxes	(1,227)	12,674	2,768
Gain on sale of joint venture	—	(7,574)	—
Non-cash cost of land sales	10,013	14,316	7,359
Reserves for dispositions	—	15,044	—
Increase (decrease) in other non-current liabilities	8,874	(133)	(1,894)
Change in accounts receivable, inventory and accounts payable	(755)	5,055	14,926
Decrease (increase) in current timber purchase agreements	14,779	(3,298)	5,299
Decrease (increase) in other current assets	3,328	(1,672)	2,086
(Decrease) increase in accrued liabilities	(23,310)	(4,951)	16,959
Expenditures for dispositions and discontinued operations, net of tax benefits of $3,033, $3,344 and $4,701	(5,162)	(5,622)	(8,133)
Cash provided by operating activities	241,262	278,939	213,448
Investing Activities			
Capital expenditures, net of sales and retirements of $491, $1,124 and $1,624	(76,964)	(88,387)	(92,969)
Acquisition of Smurfit timberlands	—	—	(231,436)
Proceeds from the sale of joint venture, net of cash costs	—	14,550	—
Change in timber purchase agreements and other assets	(7,147)	9,832	9,344
Cash used for investing activities	(84,111)	(64,005)	(315,061)
Financing Activities			
Issuance of debt	159,000	266,172	352,971
Repayment of debt	(282,175)	(429,370)	(191,737)
Dividends paid	(39,207)	(39,185)	(35,669)
Repurchase of Common Shares	(2,031)	(17,624)	(23,791)
Issuance of Common Shares	11,561	2,632	5,469
Cash (used for) provided by financing activities	(152,852)	(217,375)	107,243
Cash and Short-Term Investments			
Increase (decrease) in cash and short-term investments	4,299	(2,441)	5,630
Balance, beginning of year	9,824	12,265	6,635
Balance, end of year	$ 14,123	$ 9,824	$ 12,265
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 72,637	$ 85,167	$ 37,529
Income taxes	$ 19,299	$ 18,802	$ 17,152
Non-cash Investing and Financing Activities			
Acquisition of Smurfit timberlands	$ —	$ —	$ 485,000
Issuance of installment notes	$ —	$ —	$ 485,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Dollar amounts in thousands unless otherwise stated

Nature of Business Operations

Rayonier Inc. (Rayonier or the Company) operates in three reportable segments under Statement of Financial Accounting Standards (SFAS) No. 131, *Disclosures about Segments of an Enterprise and Related Information,* Performance Fibers, Timber and Land, and Wood Products and Trading. The Performance Fibers segment includes two business units: Cellulose Specialties and Absorbent Materials. The Timber and Land segment includes two business units: Timber and Land.

Performance Fibers

Rayonier is a leading manufacturer of high-performance cellulose fibers. The Company owns and operates fiber production facilities at Jesup, GA, and Fernandina Beach, FL, with a combined annual capacity of approximately 720,000 metric tons. These fiber products are sold throughout the world to industrial companies that produce a wide variety of products. Approximately two-thirds of Rayonier's performance fiber sales are to export customers, primarily in Asia, Europe and Latin America. The Performance Fibers segment includes two business units: Cellulose Specialties and Absorbent Materials.

Cellulose Specialties – Rayonier is one of the world's leading producers of specialty cellulose products, most of which are used in dissolving chemical applications that require a highly purified form of cellulose fiber. Rayonier concentrates on producing the most highly valued, technologically demanding forms of cellulose specialty products, such as cellulose acetate and high-purity cellulose ethers, and is a leading supplier of these products.

Absorbent Materials – Rayonier is a major supplier of performance fibers for absorbent hygiene products. These fibers are typically referred to as fluff fibers and are used as an absorbent medium in products such as disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes and non-woven fabrics.

Timber and Land

The Timber and Land segment includes two business units: Timber and Land.

Timber – Rayonier owns, leases or controls approximately 2.3 million acres of timberlands in the U.S. and New Zealand. The Company manages timberlands and sells standing timber to third parties.

Land – Rayonier invests in timberlands seeking to maximize its returns from a full cycle of ownership. The end cycle includes selling portions of its land base to capture the appreciated value of the underlying asset. This program includes selling general timberland for others to manage and harvest, and selling higher and better use (HBU) real estate properties more valuable for commercial development, residential development and conservation purposes.

Wood Products and Trading

Rayonier is a leading exporter, trader and manufacturer of softwood logs, lumber and wood panel products. The Company manufactures and sells dimension and specialty lumber and medium-density-fiberboard (MDF) products. Rayonier operates three lumber manufacturing facilities in the U.S. and an MDF facility in New Zealand. The Company purchases and harvests timber, sells logs and purchases wood products for resale.

Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Rayonier and its subsidiaries. All significant intercompany balances and transactions are eliminated. All subsidiaries are consolidated for financial reporting purposes. For income tax purposes, several foreign subsidiaries are taxed in foreign jurisdictions and are not included in the consolidated tax return filed in the U.S.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of certain estimates by management (e.g., useful economic lives of assets) in determining the amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. There are risks inherent in estimating, and therefore, actual results could differ from those estimates. *See also – Critical Accounting Policies in Form 10-K, Part II, Item 7, of the Management's Discussion and Analysis.*

New Accounting Standards

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company will adopt the standard effective January 1, 2003, and is currently assessing the impact on its operations.

Cash and Short-Term Investments

Cash and short-term investments include time deposits and readily marketable debt securities with maturities at date of acquisition of three months or less.

Inventory

Inventories are valued at the lower of cost or market. The cost of manufactured performance fibers and MDF products are determined on the first-in, first-out (FIFO) basis. Other products are valued on an average cost basis. Inventory costs include material, labor and manufacturing overhead. Physical counts of inventories are taken at least annually. The provision for potential losses from obsolete, excess or slow-moving inventories is reviewed periodically.

HBU real estate properties that are expected to be sold within one year are included in inventories. HBU real estate properties that are expected to be sold after one year are included in "Other Assets."

Timber Purchase Agreements and Timber-Cutting Contracts

Rayonier purchases timber for use in its Performance Fibers and Wood Products and Trading businesses. Timber that will be harvested within one year of the balance sheet date is classified as a current asset with the remainder classified as a non-current asset. Rayonier evaluates the realizability of timber purchases and timber-cutting contracts based on the estimated aggregate purchase price and harvesting cost of such timber and the sales values to be realized. Losses are recorded in the period that a determination is made that the aggregate costs in a major operating area will not be fully recoverable.

Timber and Land

The acquisition cost of timber and land and real estate taxes, lease rental payments, site preparation, and other costs relating to the planting and growing of timber are capitalized. Such accumulated costs attributed to merchantable timber are charged to cost of goods sold at the time the timber is harvested or land is sold, based on the relationship of harvested timber to the estimated volume of currently merchantable timber. Timber and land are stated at the lower of cost or market value.

Property, Plant, Equipment and Depreciation

Property, plant and equipment additions are recorded at cost, including applicable freight, taxes, interest, construction and installation costs. Interest capitalized in connection with major construction projects was $0 for 2001 and 2000 and $314 for 1999. Pulp mill assets are accounted for using the composite method. Upon ordinary retirement or sale of property, accumulated depreciation is charged with the cost of the property removed, and credited with the proceeds of salvage value, with no gain or loss recognized. Gains and losses with respect to any significant and unusual retirements of assets and all other assets not accounted for under the composite method are included in operating income.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

The Company depreciates its assets using units of production and straight-line depreciation methods. At its Performance Fibers and MDF manufacturing facilities, the units of production method is used for all assets except office, lab, and transportation equipment. These assets are depreciated using the straight-line method over their useful economic lives. In addition, all of the assets at the Company's sawmills are depreciated using the straight-line method over the useful economic lives of the assets involved. Rayonier normally claims the maximum depreciation deduction allowable for tax purposes.

Routine repair and maintenance costs are expensed as incurred. Costs associated with planned major maintenance activities, generally requiring a plant shutdown, are accrued pro rata in the year of the shutdown.

Revenue Recognition

Revenue from domestic sales of Performance Fibers products is recorded when goods are shipped and title passes. Foreign sales are recorded when the customer or agent receives the goods and title passes. Sale of timber is recorded when title passes to the buyer. Timber sales are sold either "lump-sum" with title passing immediately or "pay-as-cut" with title passing when the purchaser harvests the timber. Revenues from "pay-as-cut" sales are based on actual harvest volumes multiplied by contractually agreed upon prices. Land sales are recorded when title passes and when payment or substantial down payment is received.

Environmental Costs

Rayonier expenses environmental costs related to on-going businesses resulting from current operations. Expenditures that meaningfully extend the life or increase the efficiency of operating assets are capitalized. The Company accrues environmental obligations related to past activities or discontinued operations from which no current or future benefit is discernible. These obligations span 25 years into the future and require significant estimates to determine the proper value at any given point in time. Management periodically reviews and adjusts these estimates based on technological, regulatory or other changes that may affect them.

Research and Development

Research and development efforts are directed primarily at the development of new and improved cellulose fiber grades and related products, improved manufacturing efficiency, reduction of energy needs, improved product quality and development, and improved environmental controls. Research activities related to timberland operations include genetic tree improvement programs as well as applied silviculture programs to identify management practices that improve financial returns from timberland assets.

Foreign Currency Translation

Foreign operations, including Rayonier's New Zealand-based operations, use the U.S. dollar as the functional currency. Monetary assets and liabilities of foreign subsidiaries are translated into U.S. dollars at current exchange rates. Non-monetary assets, such as inventories, timber, and property, plant and equipment, are translated at historical exchange rates. Income and expense items are translated at average exchange rates prevailing during the year, except that inventories, depletion and depreciation charged to operations are translated at historical rates. Exchange gains and losses arising from translation are recognized currently in "Other operating income, net."

Income Taxes

Deferred income taxes are provided using the liability method under the provisions of SFAS No. 109, *Accounting for Income Taxes*. Income taxes on foreign operations are provided based upon the statutory tax rates of the applicable foreign country. U.S. income taxes have not been provided on earnings that the Company intends to permanently reinvest overseas.

Pension and Postretirement Benefits

Rayonier records pension and postretirement costs and liabilities, including an additional minimum liability in accordance with SFAS No. 87, *Employers' Accounting for Pensions,* and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than*

Pensions. Numerous estimates and assumptions are required to record these costs and liabilities, including discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Management reviews and updates these assumptions periodically. In addition, in the Notes to Financial Statements, the Company provides the disclosures required by SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits.*

Reclassifications

Certain 2000 and 1999 amounts have been reclassified to agree with the current year presentation. These changes had no effect on net income or earnings per share (EPS).

Segment and Geographical Information

Rayonier operates in three reportable segments under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information:* Performance Fibers, Timber and Land (previously titled Timberland Management), and Wood Products and Trading. The 1999 segment information has been reclassified to agree with the segment presentation changes made in 2000 and 2001.

The accounting policies of the operating segments are the same as those described in the *Summary of Significant Accounting Policies*. Sales between operating segments are made based on fair market value and intercompany profit or loss is eliminated in consolidation. The Company evaluates financial performance based on the operating income of the segments.

Operating income (loss) as stated in the following table and as presented in the Statements of Consolidated Income is equal to segment income (loss). The income (loss) items below "Operating income" in the Statements of Consolidated Income are not allocated to segments. These items, which include interest and miscellaneous income (expense), and income tax (expense) benefit, are not considered by Company management to be part of segment operations.

Segment information for each of the three years ended December 31, 2001, follows (in millions of dollars):

	Sales			*Operating Income (Loss)*		
	2001	2000	1999	**2001**	2000	1999
Performance Fibers	**$ 547**	$ 576	$ 491	**$ 35**	$ 83	$ 40
Timber and Land	**281**	280	177	**145**	152	116
Wood Products and Trading	**358**	401	462	**(11)**	(17)	(3)
Corporate, other, and eliminations[(a)]	**(21)**	(30)	(22)	**(19)**	(28)	(17)
Total	**$ 1,165**	$ 1,227	$ 1,108	**$ 150**	$ 190	$ 136

(a) Includes unallocated corporate expenses and intersegment eliminations.

	Gross Plant Additions[(a)]			*Depreciation, Depletion and Amortization*			*Identifiable Assets*		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Performance Fibers	**$ 38**	$ 32	$ 51	**$ 75**	$ 74	$ 65	**$ 576**	$ 643	$ 670
Timber and Land	**37**	47	29	**89**	89	29	**1,183**	1,243	1,409
Wood Products and Trading	**2**	9	14	**13**	13	10	**206**	234	163
Corporate and other	**—**	2	1	**—**	1	1	**50**	32	23
Dispositions	**—**	—	—	**—**	—	—	**10**	10	15
Total	**$ 77**	$ 90	$ 95	**$ 177**	$ 177	$ 105	**$ 2,025**	$ 2,162	$ 2,280

(a) Custodial capital spending was $64 million, $70 million, and $69 million in 2001, 2000 and 1999, respectively. Custodial capital spending is defined as capital expenditures to maintain current earnings level over the cycle and to keep facilities and equipment in safe and reliable condition, and to comply with regulatory requirements.

Geographical Operating Information

Information by geographical operating area for each of the three years ended December 31, 2001, is as follows (in millions of dollars):

	Sales			*Operating Income (Loss)*			*Identifiable Assets*		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
United States	**$ 1,012**	$ 1,063	$ 946	**$ 145**	$ 189	$ 144	**$ 1,717**	$ 1,852	$ 1,940
New Zealand	**113**	115	106	**5**	(1)	(7)	**282**	300	326
All other	**40**	49	56	**—**	2	(1)	**26**	10	14
Total	**$ 1,165**	$ 1,227	$ 1,108	**$ 150**	$ 190	$ 136	**$ 2,025**	$ 2,162	$ 2,280

Rayonier's sales for the three years ended December 31, 2001, are as follows (in millions of dollars):

	Sales by Destination					
	2001	**%**	2000	%	1999	%
United States	**$ 656**	**56**	$ 662	54	$ 590	54
Europe	**126**	**11**	107	9	101	9
Japan	**116**	**10**	135	11	135	12
China	**81**	**7**	86	7	56	5
Other Asia	**97**	**8**	124	10	125	11
Latin America	**45**	**4**	66	5	66	6
Canada	**34**	**3**	34	3	21	2
All other	**10**	**1**	13	1	14	1
Total	**$1,165**	**100**	$1,227	100	$1,108	100

The majority of sales to foreign countries are denominated in U. S. dollars.

Financial Instruments

The Company is exposed to various market risks, including changes in commodity prices, interest rates and foreign exchange rates. The Company's objective is to minimize the economic impact of these market risks. Derivatives are used, as noted below, in accordance with policies and procedures approved by the Board of Directors and are managed by a senior executive committee, whose responsibilities include initiating, managing and monitoring resulting exposures. The Company does not enter into such financial instruments for trading purposes.

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, on January 1, 2001. SFAS No. 133 requires that all derivative financial instruments such as interest rate swap contracts and foreign exchange contracts be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The adoption did not have a material impact on the Company's consolidated financial position or results of operations. Transactions that provide for the forward purchase or sale of raw materials are not included in the financial statements until physical delivery of the product, as these transactions are done in the normal course of business and qualify for treatment as normal purchases and sales under SFAS No. 133.

Foreign Currency Forward Contracts

In the Company's New Zealand timber operations and at the New Zealand MDF manufacturing facility, normal operating expenses include contractor and license fees, care and maintenance of timberlands, salaries and wages, wood purchases and other production costs incurred. Rayonier hedges U.S./New Zealand dollar currency rate risk with respect to these New Zealand dollar operating expenditures (cash flow hedging).

On September 1, 2001, the Company designated its New Zealand dollar forward contracts as cash flow hedges of certain forecasted New Zealand dollar cash outflows. Prior to this date, the Company marked the contracts to market and recorded the resulting gain or loss in the Statements of Consolidated Income. After the designation on September 1, 2001, changes in the fair value of the forward contracts were deferred and recorded as part of "Accumulated other comprehensive income (loss) (AOCI)." When the forecasted transaction comes to fruition and is recorded, amounts in AOCI are reclassified to the Statements of Consolidated Income. The change in the forward instruments' overall fair value attributable to time value is excluded from the measurement of the derivatives' effectiveness, and those changes are recognized in earnings throughout the life of the contract. These amounts are recorded on the line entitled "Interest and miscellaneous income (expense), net" in the Statements of Consolidated Income.

At September 30, 2001 quarter end, the Company recorded an increase to current liabilities and a charge to accumulated other comprehensive income (loss) of $209 after tax reflecting unrealized losses on the forward contracts. At December 31, 2001, changes in the fair value of the forward contracts resulted in net after-tax gains of $216 and an unrealized after-tax gain of $7 was recorded in accumulated other comprehensive income (loss). In 2001, the gains and losses representing the change in the forward contracts' time value, which is ignored for purposes of measuring the contracts' effectiveness, were insignificant.

The maximum foreign currency forward contracts outstanding at any point in time during 2001 and 2000 totaled $17.7 million. At December 31, 2001, the Company held New Zealand foreign currency contracts maturing through May of 2002, totaling $4.6 million.

Interest Rate Swap Agreements

Rayonier periodically uses interest rate swap agreements to manage exposure to interest rate fluctuations. Such agreements involve the exchange of fixed rate interest payments for floating rate interest payments over the life of the agreement without the exchange of any underlying principal amounts. Rayonier's credit exposure is limited to the fair value of the agreements, and the Company enters into agreements only with counterparties having a long-term bond rating of "A" or higher. The Company does not enter into interest rate swap agreements for trading or speculative purposes and matches the terms and contract notional amounts to existing debt or debt expected to be refinanced. At December 31, 2000, the Company had an interest rate swap agreement with a total notional value of $5 million, which expired on February 23, 2001. There were no interest rate swap agreements outstanding at December 31, 2001.

Fair Value of Financial Instruments

At December 31, 2001, and 2000, the estimated fair values of Rayonier's financial instruments were as follows:

	2001	2000
Carrying Amount		
Asset (Liability)		
Cash and short-term investments	$ 14,123	$ 9,824
Debt	(849,805)	(972,980)
Foreign currency forward contracts	59	(392)
Interest rate swap agreements	—	—

	2001	2000
Fair Value		
Asset (Liability)		
Cash and short-term investments	$ 14,123	$ 9,824
Debt	(873,662)	(1,067,485)
Foreign currency forward contracts	59	(392)
Interest rate swap agreements	—	(59)

Rayonier uses the following methods and assumptions in estimating the fair value of its financial instruments:

Cash and short-term investments – The carrying amount is equal to fair market value.

Debt – The Company's short-term bank loans and floating rate debt approximate fair value. The fair value of fixed rate long-term debt is based upon quoted market prices for these or similar issues, or rates currently available to the Company for debt with similar terms and maturities.

Foreign currency forward contracts – The fair value of foreign currency forward contracts is based on dealer-quoted market prices of comparable instruments.

Interest rate swap agreements – The fair value of interest rate swap agreements is based upon the estimated cost to terminate the agreements, taking into account current interest rates and creditworthiness of the counterparties.

Gains from Sales of Assets

In December 2000, Rayonier sold its 25 percent interest in a New Zealand timberland joint venture for $14.6 million, resulting in a gain of $7.6 million. In October 1999, Rayonier sold a marine terminal and associated properties in Hoquiam, WA, to the Port of Grays Harbor for $9.5 million, resulting in a gain of $7.7 million.

Current and Deferred Costs

Unamortized debt issuance costs of approximately $6,707 and $7,438 at December 31, 2001, and 2000, respectively, are included in "Other Assets." Approximately $4,697 and $5,862 of the year 2001 and 2000 balances, respectively, relate to the 1999 major timberland acquisition. Such costs are amortized to interest expense over the respective term of the debt instruments and totaled $1,800, $2,184 and $529 in 2001, 2000 and 1999, respectively.

Software costs are capitalized and amortized over a period not exceeding 60 months. Deferred software costs included in "Other Assets," net of accumulated amortization, totaled $7,732 and $11,428 as of December 31, 2001, and 2000, respectively. Amortization expense was $4,833, $5,323 and $4,248 in 2001, 2000 and 1999, respectively.

Research and development costs are expensed as incurred and aggregated $9,309, $10,252 and $10,179 in 2001, 2000 and 1999, respectively.

Major Timberland Acquisition

On October 25, 1999, Rayonier, through its subsidiary, Rayonier Timberlands Operating Company (RTOC), acquired approximately 968,000 owned and leased acres of timberland in Georgia, Florida and Alabama from Jefferson Smurfit Corporation (U.S.) (JSC) in a business combination accounted for by the purchase method. Under a Timber Cutting Agreement, the Company agreed to sell JSC 1.4 million tons of timber at prevailing market prices for 2000 and 2001. In late 2000, the Company and JSC amended the Agreement, whereby the volume sold was limited to the timber designated prior to September 5, 2000. The acquisition cost of $716 million, allocated to timberlands and land held for resale, was financed by $485 million in notes issued to JSC and $231 million in cash borrowed under a bank credit facility. RTOC manages the timberlands and sells standing timber on an open-market basis.

Income Taxes

The provision for income taxes consists of the following:

	2001	2000	1999
Current			
U.S. federal	$ 16,974	$ 14,516	$ 20,200
State and local	759	636	1,004
Foreign	2,359	1,450	1,372
	20,092	16,602	22,576
Deferred			
U.S. federal	4,877	13,987	10,582
State and local	376	1,272	902
Foreign	(381)	(1,403)	(4,593)
	4,872	13,856	6,891
Total	$ 24,964	$ 30,458	$ 29,467

Deferred income taxes represent the tax effects related to recording revenues and expenses in different periods for financial reporting and tax return purposes. Deferred tax assets (liabilities) at December 31, 2001 and 2000 were related to the following principal temporary differences:

	2001	2000
Accelerated depreciation and depletion	$ (150,600)	$ (154,990)
Reserves for dispositions and discontinued operations	41,811	35,837
Deferred gain on land sale	(11,678)	—
All other, net	(13,874)	(11,180)
	$ (134,341)	$ (130,333)

At December 31, 2001, the Company had New Zealand net operating loss carryforwards of $24 million. In addition, $1.4 million of foreign tax credit carryforwards and $7.3 million in deferred tax assets were available to reduce future income taxes. Management believes that it will obtain the full benefit of the deferred tax assets based on its evaluation of the Company's anticipated profitability over the period of years that the temporary differences are expected to be tax deductible. The current portion of the deferred tax liability of $2.6 million at December 31, 2001, is included in "Accrued taxes" in the accompanying Consolidated Balance Sheet.

The Company has not provided taxes on approximately $69 million of undistributed foreign earnings as the Company expects to reinvest such earnings in the future.

In 2001, the tax effect of $1.5 million related to the exercise of stock options was credited directly to shareholders' equity and is not included in the consolidated tax provision.

A reconciliation of the income tax provision at the U.S. statutory rate to the reported provision for income taxes follows:

	2001	2000	1999
Income tax provision at U.S. statutory rate	$ 28,897	$ 38,026	$ 34,342
State and local taxes, net of federal tax benefit	746	1,240	1,239
Foreign operations	(4,016)	1,438	(2,509)
Foreign sales corporations	(2,137)	(4,464)	(2,100)
Permanent differences	2,727	385	(1,465)
Reduction in tax reserves resulting from completion of tax audits	—	(4,979)	—
Research and development tax credit and other, net	(1,253)	(1,188)	(40)
Provision for income taxes – reported	$ 24,964	$ 30,458	$ 29,467
Effective tax rate	30%	28%	30%

Net Income Per Common Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options. In 2001, 604,970 exercisable stock options were excluded from the computation of diluted earnings per share due to their anti-dilutive effect. In 2000, 1,051,472 stock options were similarly excluded.

The following table provides details of the calculation of basic and diluted EPS for 2001, 2000 and 1999:

	2001	2000	1999
Net income	$ 57,598	$ 78,187	$ 68,653
Shares used for determining basic EPS	27,210,802	27,236,377	27,681,845
Dilutive effect of:			
Stock options	215,391	153,358	253,580
Contingent shares	175,705	313,126	240,000
Shares used for determining diluted EPS	27,601,898	27,702,861	28,175,425

Inventory

Rayonier's inventories included the following at December 31, 2001, and 2000:

	2001	2000
Finished goods	$ 55,530	$ 60,627
Work in process	8,570	9,076
Raw materials	9,636	11,044
Manufacturing and maintenance supplies	17,274	16,359
Total inventory	$ 91,010	$ 97,106

Debt

Rayonier's debt included the following at December 31, 2001 and 2000:

	2001	2000
Short-term bank loans at weighted average interest rates of 2.97% at December 31, 2001, and 8.01% at December 31, 2000	**$ 10,000**	$ 39,500
Commercial paper at discount rates of 7.75%	**—**	20,000
Medium-term notes due 2001 at an average interest rate of 7.35%	**—**	16,000
Medium-term notes due 2004 at fixed interest rates of 6.00% to 6.15%	**50,000**	55,000
Debentures at 7.5% coupon due 2002	**77,550**	77,550
Pollution control and industrial revenue bonds due 2002-2015 at variable interest rates of 1.55% to 6.50%	**77,255**	79,930
RTOC installment notes due 2007-2014 at fixed interest rates of 8.29% to 8.64%	**485,000**	485,000
RTOC term loan due 2004 at a weighted average interest rate of 3.64% at December 31, 2001, and 8.26% at December 31, 2000	**150,000**	200,000
Total debt	**849,805**	972,980
Less:		
Short-term bank loans	**5,000**	—
Current maturities	**2,600**	2,565
Long-term debt	**$ 842,205**	$ 970,415

During 2001, the Company reduced its long-term debt by $123.2 million. The $77,550 of 7.5% debentures due 2002 and $5,000 of short-term bank loans are classified as long-term debt maturing in 2004, because the Company has the ability and intent to refinance the notes using its available long-term credit facilities.

Principal payments due during the next five years and thereafter are as follows:

2002	$ 7,600
2003	2,760
2004	285,470
2005	3,095
2006	515
2007-2015	550,365
	$ 849,805

Rayonier has revolving credit agreements with a group of banks that provide the Company with unsecured credit facilities totaling $225 million. The revolving credit facilities are used for direct borrowings and in the past, as credit support for a commercial paper program. As of December 31, 2001, the Company had $225 million of available borrowings under this facility. In November 2002, $55 million of the facility expires and in November 2004, the remaining $170 million of the facility expires. In addition, in connection with the financing of the Smurfit timberland acquisition, RTOC entered into an agreement with a group of banks that provided RTOC with revolving credit facilities totaling $75 million and a term loan of $200 million, of which $150 million was outstanding at December 31, 2001. As of December 31, 2001, RTOC had $70 million of available borrowings under the revolving credit portion, which expires in 2004. Also due in 2004 are $50 million of medium-term notes. In addition, the Company has on file with the Securities and Exchange Commission, shelf registration statements to offer $150 million of new public debt securities.

Rayonier has debt covenants based on earnings before interest, taxes, depreciation, and amortization (EBITDA). EBITDA is defined as earnings from continuing operations before significant non-recurring items, provision for dispositions, interest expense, income taxes, depreciation, depletion, amortization and the non-cash cost of land sales. This measure is not defined by generally accepted accounting principles. The most restrictive long-term debt covenants provide that the ratio of total debt to EBITDA not exceed 4.0 to 1 and EBITDA to consolidated interest expense not be less than 2.5 to 1. The ratio of consolidated cash flow available for fixed charges to consolidated fixed charges, as defined, should not be less than 1.6 to 1 through December 31, 2001, and should not be less than 1.65 to 1 thereafter. Additionally, the ratio of consolidated total debt to consolidated cash flow available for fixed charges should not exceed 4.5 to 1 through December 31, 2001, and should not exceed 4.25 to 1 thereafter. As of December 31, 2001, the Company was in compliance with all its covenants.

Dispositions and Discontinued Operations

Dispositions and discontinued operations include Rayonier's Port Angeles, WA. mill, which was closed on February 28, 1997; its wholly owned subsidiary, Southern Wood Piedmont Company (SWP), which ceased operations in 1986; its Eastern Research Division, which ceased operations in 1981; and other miscellaneous assets held for disposition.

As of December 31, 2001 and 2000, Rayonier had $6.9 million of receivables, net of reserves, from insurance claims included in "Other Assets." Such receivables represent the Company's claim for reimbursements in connection with property damage settlements relating to SWP's discontinued wood preserving operations.

An analysis of activity in the reserves for dispositions and discontinued operations for each of the three years ended December 31, 2001, follows:

	2001	2000	1999
Balance, January 1	**$ 176,899**	$ 168,531	$ 181,365
Benefit reserves related to dispositions and discontinued operations reclassified from other liabilities	**—**	2,290	—
Expenditures charged to reserves	**(8,195)**	(8,966)	(12,834)
Additions to reserves	**—**	15,044	—
Balance, December 31	**$ 168,704**	$ 176,899	$ 168,531

In the fourth quarter of 2000, the Company increased its closure reserve by approximately $16 million for the Port Angeles, WA. mill to cover future site maintenance costs and environmental remediation obligations. Other reserves were reduced in 2000 by approximately $1 million based on current evaluations. Charges to the reserve in 1999 relate primarily to the dismantling and demolition of the Port Angeles mill that was completed in 1999. Environmental remediation at the mill site commenced in 2000 with completion expected by 2005.

Rayonier currently estimates that expenditures for environmental remediation and monitoring costs for all dispositions and discontinued operations in 2002 and 2003 will total approximately $13.1 million and $13.6 million, respectively. Such costs will be charged against Rayonier's reserves for estimated environmental obligations, which include monitoring and remediation costs. The Company believes such reserves are sufficient for costs expected to be incurred over the next 25-30 years with respect to dispositions and discontinued operations. The amount of actual future environmental costs is dependent on the outcome of negotiations with federal and state agencies and also may be affected by new laws, regulations and administrative interpretations, and changes in environmental remediation technology. Based on information currently available, the Company does not believe that any future changes in estimates, if necessary, would materially affect its consolidated financial position or results of operations.

Shareholders' Equity

An analysis of shareholders' equity for each of the three years ended December 31, 2001, follows:

	Common Shares		Accumulated Other Comprehensive		
	Shares	Amount	Income/(Loss)	Retained Earnings	Shareholders' Equity
Balance, January 1, 1999	27,767,309	$ 82,031	$ —	$ 559,398	$ 641,429
Net income	—	—	—	68,653	68,653
Dividends paid ($1.29 per share)	—	—	—	(35,669)	(35,669)
Issuance of shares under incentive stock plans	191,652	5,469	—	—	5,469
Repurchase of common shares	(551,867)	(23,791)	—	—	(23,791)
Balance, December 31, 1999	27,407,094	$ 63,709	$ —	$ 592,382	$ 656,091
Net income	—	—	—	78,187	78,187
Dividends paid ($1.44 per share)	—	—	—	(39,185)	(39,185)
Issuance of shares under incentive stock plans	130,368	2,632	—	—	2,632
Repurchase of common shares	(433,000)	(17,624)	—	—	(17,624)
Balance, December 31, 2000	27,104,462	$ 48,717	$ —	$ 631,384	$ 680,101
Net income	**—**	**—**	**—**	**57,598**	**57,598**
Dividends paid ($1.44 per share)	**—**	**—**	**—**	**(39,207)**	**(39,207)**
Issuance of shares under incentive stock plans	**293,833**	**11,561**	**—**	**—**	**11,561**
Unrealized gain on hedged transactions	**—**	**—**	**7**	**—**	**7**
Minimum pension liability adjustments	**—**	**—**	**(709)**	**—**	**(709)**
Repurchase of common shares	**(52,900)**	**(2,031)**	**—**	**—**	**(2,031)**
Tax benefit on exercise of stock options	**—**	**1,474**	**—**	**—**	**1,474**
Balance, December 31, 2001	**27,345,395**	**$ 59,721**	**$ (702)**	**$ 649,775**	**$ 708,794**

Incentive Stock Plans

The 1994 Rayonier Incentive Stock Plan (the 1994 Plan) provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares and restricted stock, subject to certain limitations. Under the 1994 Plan, the Company may grant options to its employees up to 4.5 million Common Shares. The exercise price of each option equals the market price of the Company's stock on the date of grant. An option's maximum term is 10 years. Options vest in one-third increments over a three-year period starting on the date of grant.

Restricted stock granted under the 1994 Plan vests after three years. No restricted shares were granted in 2001 or 2000. During 1999, 5,000 restricted shares were granted at a price of $45.56 per share.

In 2001, 2000 and 1999, 103,500, 120,000 and 55,500 Common Shares, respectively, were reserved for contingent performance shares. The actual number of performance shares to be issued is contingent upon the Company's total shareholder return, compared with either the Standard and Poor's 1500 Paper and Forest Product Index (2001 class), or a competitive peer group of 12 companies within the forest products industry (2000 and 1999 classes) over a three-year period. The grant-date fair values of the 2001, 2000 and 1999 performance shares were $38.31, $46.75 and $45.56, respectively. The Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees,* to account for its stock plans. The compensation cost recognized was $3,156, $433 and $1,252 in 2001, 2000 and 1999, respectively.

The Company adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock Based Compensation*. Under SFAS No. 123, net income and basic and diluted earnings per share would have been reduced by $2,284 or 8 cents per share, $3,259 or 12 cents per share and $2,343 or 8 cents per share for 2001, 2000 and 1999, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.7 percent, 3.6 percent and 3.4 percent; expected volatility of 28.7 percent, 44.0 percent and 25.7 percent; risk-free interest rates of 4.8 percent, 6.5 percent and 4.7 percent, and an expected life of 7.5 years for all three years. The weighted average fair value of options granted during 2001, 2000 and 1999 was $9.69, $18.04 and $10.91, respectively.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years then ended is presented below:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	**2,192,410**	**$ 37.78**	1,911,642	$ 36.01	1,843,496	$ 34.20
Granted	**368,050**	**$ 38.56**	373,250	$ 46.24	255,500	$ 45.43
Exercised	**(291,333)**	**$ 31.52**	(64,318)	$ 31.81	(160,349)	$ 29.14
Canceled	**(45,667)**	**$ 43.49**	(28,164)	$ 43.47	(27,005)	$ 42.34
Outstanding at end of year	**2,223,460**	**$ 38.61**	2,192,410	$ 37.78	1,911,642	$ 36.01
Exercisable at end of year	**1,461,100**	**$ 36.77**	1,335,181	$ 33.66	1,317,190	$ 32.85

The following table summarizes information about stock options outstanding and exercisable:

	Options Outstanding at December 31, 2001			*Options Exercisable at December 31, 2001*	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$28.88 - $33.50	709,677	$ 31.13	3.1	709,677	$ 31.13
$36.25 - $43.78	961,866	$ 39.71	6.9	495,380	$ 40.01
$44.00 - $50.75	551,917	$ 46.32	7.6	256,043	$ 46.17

Employee Benefit Plans

Employee benefit plan liabilities are estimated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change. Rayonier has pension plans covering substantially all of its employees. Certain plans are subject to union negotiation. The pension plans are non-contributory.

The following tables set forth net periodic benefit cost of Rayonier plans, and total pension and postretirement benefit expense for the three years ended December 31, 2001:

	Pension 2001	2000	1999	*Postretirement* 2001	2000	1999
Components of Net Periodic Benefit Cost						
Service cost	$ 5,314	$ 4,772	$ 5,312	$ 411	$ 394	$ 438
Interest cost	9,772	8,980	8,147	1,777	1,449	1,341
Expected return on plan assets	(12,356)	(11,334)	(10,269)	—	—	—
Amortization of prior service cost	1,285	1,088	1,088	(53)	(434)	(434)
Amortization of transition amount	(661)	(661)	(661)	—	—	—
Amortization of losses	81	89	142	463	461	618
Net periodic benefit cost of Rayonier plans	3,435	2,934	3,759	2,598	1,870	1,963
Defined contribution plans	2,362	2,318	2,222	—	—	—
Multi-employer plans	—	—	—	—	565	525
Total pension/postretirement benefit expense	$ 5,797	$ 5,252	$ 5,981	$ 2,598	$ 2,435	$ 2,488

The following tables set forth the funded status of the Rayonier pension and post-retirement benefit plans, the amounts recognized in the balance sheets of the Company at December 31, 2001 and 2000, and the principal weighted average assumptions inherent in their determination:

	Pension 2001	2000	*Postretirement* 2001	2000
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 125,267	$ 115,661	$ 19,955	$ 19,370
Service cost	5,314	4,772	411	394
Interest cost	9,772	8,980	1,777	1,449
Actuarial loss	7,397	3,342	1,984	443
Plan amendments	7,213	—	6,894	—
Benefits paid	(8,102)	(7,488)	(2,685)	(1,701)
Benefit obligation at end of year	$ 146,861	$ 125,267	$ 28,336	$ 19,955
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 119,951	$ 129,746	$ —	$ —
Actual return on plan assets	(1,284)	(3,261)	—	—
Employer contributions	20,753	1,660	2,685	1,701
Other expense	(878)	(706)	—	—
Benefits paid	(8,102)	(7,488)	(2,685)	(1,701)
Fair value of plan assets at end of year	$ 130,440	$ 119,951	$ —	$ —
Reconciliation of Funded Status at End of Year				
Funded status	$ (16,421)	$ (5,316)	$ (28,336)	$ (19,955)
Unrecognized prior service cost	14,333	8,405	4,298	(2,649)
Unrecognized actuarial net loss (gain)	15,024	(7,215)	8,895	7,374
Unrecognized net transition obligation	(861)	(1,522)	—	—
Prepaid/(accrued) benefit cost	$ 12,075	$ (5,648)	$ (15,143)	$ (15,230)
Amounts Recognized in the Consolidated Balance Sheet Consist of:				
Prepaid benefit cost	$ 18,661	$ 7,817	$ —	$ —
Accrued benefit liability	(9,506)	(13,465)	(15,143)	(15,230)
Intangible asset	1,793	—	—	—
Accumulated other comprehensive loss	1,127	—	—	—
Prepaid/(accrued) benefit cost	$ 12,075	$ (5,648)	$ (15,143)	$ (15,230)
Weighted Average Assumptions as of December 31				
Discount rate	7.40%	7.75%	7.40%	7.75%
Return on plan assets	9.75%	9.75%	—	—
Rate of compensation increase	5.00%	5.00%	—	—
Ultimate health care trend rate	—	—	5.00%	5.50%

As of December 31, 2001, Rayonier decreased its plans' weighted average discount rate from 7.75 percent to 7.4 percent to more closely approximate interest rates on high quality, long-term obligations. In 2001, the assumed ultimate health care trend rate used to determine cost was 7.5 percent gradually decreasing to an ultimate rate of 5.5 percent in 2005. The rate to determine cost in 2002 will be 10.0 percent gradually decreasing to an ultimate rate of 5.0 percent in 2007.

The following table shows the effect of a one-percentage point change in assumed health care cost trends:

	1 Percent	
	Increase	Decrease
Effect on:		
Total of service and interest cost components	$ 54	$ (49)
Accumulated post-retirement benefit obligation	$809	$(750)

The sum of the projected benefit obligations and the sum of the fair value of Plan assets for those pension plans with projected benefit obligations in excess of Plan assets were $70.5 million and $50.9 million, respectively at December 31, 2001, and $59.9 million and $44.5 million, respectively, as of December 31, 2000. The sum of the accumulated benefit obligations and the sum of the fair value of Plan assets for those pension Plans with accumulated benefit obligations in excess of Plan assets were $60.4 million and $50.9 million, respectively, as of December 31, 2001, and $51.3 million and $44.5 million, respectively, as of December 31, 2000.

The provisions of SFAS No. 87, *Employers' Accounting for Pensions,* required Rayonier to record an additional minimum liability of $2.9 million at December 31, 2001. This liability represents the amount by which the accumulated benefit obligation exceeds the fair market value of Plan assets and accrued amounts previously recorded. The additional liability may be offset by an intangible asset to the extent of previously unrecognized prior service cost. An intangible asset of $1.8 million was recorded on December 31, 2001, and is included on the line titled "Other assets" in the Consolidated Balance Sheet. The remaining amount of $1.1 million, net of related tax benefits, is recorded as a component of shareholders' equity on the line titled "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheet at December 31, 2001.

Rayonier Hourly and Salaried Defined Contribution Plans include Rayonier common shares with a fair market value of $43,972 and $38,027 at December 31, 2001 and 2000, respectively.

Commitments

The Company leases certain buildings, machinery and equipment under various operating leases. Total rental expense for operating leases amounted to $7,203, $7,490 and $7,265 in 2001, 2000 and 1999, respectively. Additionally, the Company has indirectly guaranteed approximately $12.9 million of debt that is secured by equipment used by its vendors to provide products to the Company. The Company also has long-term leases on certain timberlands in the Southeastern U.S. These leases typically have initial terms of approximately 30 to 65 years, with renewal provisions in some cases. Such leases are generally non-cancelable and require minimum annual rental payments.

At December 31, 2001, the future minimum rental payments under operating and timberland leases were as follows:

	Operating Leases	Timberland Leases
2002	$ 5,555	$ 4,599
2003	10,106	4,475
2004	2,005	4,408
2005	1,768	4,222
2006	1,727	4,187
Thereafter through 2036	6,564	73,617
	$ 27,725	$ 95,508

Contingencies

From time to time, Rayonier may become liable with respect to pending and threatened litigation and environmental and other matters.

Legal Proceedings

The Company is involved in various legal actions, including those involving environmental matters. Some of the actions include claims for substantial amounts. While the ultimate results of these legal actions and related claims cannot be determined, the Company does not expect that they will have a material adverse effect on the Company's consolidated financial position or results of operations.

Rayonier has been designated a potentially responsible party (PRP), or has had other claims made against it, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and/or comparable state statutes at ten sites, all of which relate to operations classified under "Dispositions and Discontinued Operations." Cost recovery actions against Rayonier and other PRPs are pending with respect to four of these sites. Rayonier has entered into or is in the process of negotiating consent orders for environmental remediation at five of these sites. Rayonier believes that an appropriate provision for remediation costs is included in its reserves for estimated environmental obligations, including the reserves for dispositions and discontinued operations. *See Note 12, Dispositions and Discontinued Operations*. In addition, there are various lawsuits pending against or affecting Rayonier and its subsidiaries, some of which involve claims for substantial sums, but whose outcomes are not expected to materially impact the Company's consolidated financial position or results of operations.

On February 22, 2001, the Company received a notice of proposed disallowance from the Internal Revenue Service (IRS) for $28.3 million in tax deficiency and related penalties for an issue in dispute regarding the Company's 1996 and 1997 federal tax returns. The Company has been discussing this issue with the IRS since 1999. As a result, the notice of proposed disallowance was not unanticipated and the Company has provided adequate book reserves. The Company is contesting this matter and believes that the ultimate outcome will not have a material adverse impact on the Company's financial position, liquidity or results of operations.

Environmental Matters

Rayonier is subject to stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal. Such environmental laws and regulations include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act. The Company closely monitors all of its environmental responsibilities, together with trends in environmental laws and believes that the Company is in substantial compliance with current environmental requirements. It is the opinion of management that substantial expenditures over the next 10 years will be required in the area of environmental compliance. During 1997, the Environmental Protection Agency (EPA) finalized its Cluster Rules governing air emissions but, due to the specialty nature of Rayonier's Performance Fibers products and operations, the agency postponed finalizing water discharge rules and certain air emissions rules governing the Company's Performance Fibers mills. The Company continues to work with the EPA to establish such rules for these mills, but the timing and costs associated with such rulemaking are uncertain. In the opinion of management, future capital costs associated with existing environmental rules will not have a material impact on the Company's consolidated financial position or results of operations.

Federal, state and local laws and regulations intended to protect threatened and endangered species, as well as wetlands and waterways, limit and may prevent timber harvesting, road building and other activities on the Company's timberlands. Over the past several years, the harvest of timber on private lands in the state of Washington has been restricted as a result of the listing of several species of birds and fish under the Endangered Species Act. The Company, through industry groups, has worked with the state of Washington to implement workable protective measures with respect to several endangered species. The effect has been to restrict harvesting on portions of the Company's Washington timberlands. The Company has taken account of these restrictions in its harvest plans. Such efforts are ongoing and, in the opinion of management, will not have a material impact on the Company's consolidated financial position or results of operations. Additionally, a number of environmental groups have filed suit in both federal and state courts challenging various aspects of existing and proposed state and federal regulations. This litigation is not expected to have a material impact on Rayonier's annual harvest volume.

Quarterly Results for 2001 and 2000 (Unaudited)

	Quarter Ended				
(Thousands of dollars, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31	Total Year
2001					
Sales	**$ 276,487**	**$ 346,362**	**$ 274,961**	**$ 267,103**	**$ 1,164,913**
Operating income	**37,878**	**64,522**	**22,065**	**25,309**	**149,774**
Net income	**12,252**	**31,463**	**6,025**	**7,858**	**57,598**
Basic EPS	**.45**	**1.16**	**.22**	**.29**	**2.12**
Diluted EPS	**.45**	**1.14**	**.22**	**.28**	**2.09**
2000					
Sales	$ 354,597	$ 303,911	$ 269,502	$ 298,868	$ 1,226,878
Operating income	74,653	47,266	33,565	34,027	189,511
Net income	35,473	17,431	12,105	13,178	78,187
Basic EPS	1.30	.64	.45	.48	2.87
Diluted EPS	1.27	.63	.44	.48	2.82

Report of Independent Certified Public Accountants

To the Shareholders of Rayonier Inc.

We have audited the accompanying consolidated financial statements of Rayonier Inc. (a North Carolina corporation) and subsidiaries as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth on pages 28 through 42 of this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rayonier Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Jacksonville, Florida
January 18, 2002

Report of Management

To Our Shareholders

Rayonier management is responsible for the preparation and integrity of the information contained in the accompanying financial statements. The statements were prepared in accordance with accounting principles generally accepted in the United States and, where necessary, include information that is based on management's best judgments. Rayonier's system of internal controls includes accounting controls and an internal audit program. This system is designed to provide reasonable assurance that Rayonier's assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization, and fraudulent financial reporting is prevented or detected.

Rayonier's internal controls provide for the careful selection and training of personnel and for appropriate divisions of responsibility. The controls are documented in policies, procedures and a written code of conduct that are communicated to Rayonier's employees. Management continually monitors the system of internal controls for compliance. Rayonier's independent certified public accountants, Arthur Andersen LLP, evaluate and test internal controls as part of their annual audit and make recommendations for improving internal controls. Management takes appropriate action in response to each recommendation. The Board of Directors and the officers of Rayonier monitor the administration of Rayonier's policies and procedures and the preparation of financial reports.

W. L. Nutter
Chairman, President and Chief Executive Officer

Gerald J. Pollack
Senior Vice President and Chief Financial Officer

Eleven-Year Summary

Dollar amounts in millions	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Operations											
Sales[a]	**$1,165**	$1,227	$1,108	$1,073	$1,196	$1,271	$1,260	$1,069	$ 936	$ 974	$ 979
Operating income before provision for dispositions	**150**	205	136	124	166	159	234	169	130	102	97
Provision for dispositions	**—**	(15)	—	—	—	(125)[b]	—	—	(3)	(189)[c]	—
Operating income (loss)	**150**	190	136	124	166	34	234	169	127	(87)	97
Income (loss) from continuing operations	**58**	78	69	64	87	—	142	70	52	(81)	44
Provision for discontinued operations	**—**	—	—	—	—	(98)[d]	—	—	—	—	—
Cumulative effect of accounting changes	**—**	—	—	—	—	—	—	—	—	(22)	—
Net income (loss)	**58**	78	69	64	87	(98)	142	70	52	(103)	44
Common shares outstanding in thousands	**27,345**	27,104	27,407	27,767	28,284	29,282	29,653	29,575	29,565[g]	29,565[g]	29,565[g]
Diluted earnings per share	**2.09**	2.82	2.44	2.22	2.97	(3.28)	4.75	2.36	1.77	(3.51)	1.50
Financial Condition											
Total assets	**$2,025**	$2,162	$2,280	$1,601	$1,596	$1,598	$1,648	$1,524	$1,488	$1,487	$1,382
Total debt	**850**	973	1,136	490	426	433	450	483	498	403	205
Book value	**709**	680	656	639	633	623	769	655	606	676	797
Working capital	**82**	75	78	109	104	129	186	118	(39)	7	138
Current ratio	**1.54**	1.38	1.40	1.63	1.50	1.58	1.91	1.66	0.89	1.02	1.83
Cash Flow											
Cash flow from operations	**$ 241**	$ 279	$ 213	$ 159	$ 238	$ 234	$ 213	$ 190	$ 118	$ 133	$ 132
Total capital expenditures	**77**	90	95	95	137	187	143	101	72	97	134
Custodial capital spending[1]	**64**	70	69	58	72	83	72	67	65	92	100
Depreciation, depletion and amortization	**177**	177	105	101	99	97	96	90	78	78	69
EBITDA[2,e]	**339**	393	253	235	240	237	303	229	187	156	147
EBIT[3]	**152**	202	141	125	138	139	207	139	109	78	78
Free cash flow[4]	**139**	205	121	66	122	119	107	90	36	24	11
Dividends paid	**39**	39	36	35	35	34	30	21	122[f]	18	20
Performance Ratios											
Operating income to sales[5]	**13%**	17%	12%	12%	14%	13%	19%	16%	14%	10%	10%
Return on equity[6]	**8%**	12%	11%	10%	14%	—	20%	11%	8%	(11)%	6%
Return on assets[6]	**3%**	4%	4%	4%	5%	—	9%	5%	4%	(6)%	3%
Debt to capital	**55%**	59%	63%	43%	40%	41%	37%	43%	45%	37%	20%
Other											
Number of employees	**2,300**	2,300	2,300	2,300	2,500	2,700	2,900	2,700	2,600	2,800	3,000
Timberlands, in thousands of acres	**2,267**	2,331	2,422	1,447	1,452	1,462	1,473	1,501	1,495	1,496	1,266
Effective tax rate	**30%**	28%	30%	29%	28%	42%	32%	35%	37%	38%	31%

a) Sales for 2000 to 1996 were reclassified in compliance with Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs."
b) Includes a charge of $125 million ($79 million after tax) related to the closure of the Port Angeles pulp mill and write-off of other non-strategic assets.
c) Includes a $180 million ($115 million after tax) charge related to the disposition of the Grays Harbor Complex.
d) Includes an after-tax charge to implement AICPA Statement of Position 96-1 related to future environmental monitoring costs.
e) EBITDA for 2000 to 1996 has been reclassified to include the non-cash cost of land sales.
f) Includes a $90 million special dividend paid to ITT.
g) Prior to 1994 the Company was wholly-owned by ITT Corporation.

1) Custodial capital spending is defined as capital expenditures to maintain current earnings level over the cycle and to keep facilities and equipment in safe and reliable condition, and in compliance with regulatory requirements.
2) EBITDA is defined as earnings from continuing operations before significant non-recurring items, provision for dispositions, interest expense, income taxes, depreciation, depletion, amortization, and the non-cash cost of land sales.
3) EBIT is defined as earnings from continuing operations before significant non-recurring items, provision for dispositions, interest expense and income taxes.
4) Free cash flow is defined as EBITDA plus or minus significant non-recurring items, changes in working capital, and long-term assets and liabilities, less income taxes, interest expense, custodial capital spending, prior-year dividend levels, and the non-cash cost of land sales.
5) Based on operating income before provision for dispositions.
6) Based on income (loss) from continuing operations, including charges for pulp mill dispositions.

Board of Directors

Rand V. Araskog, 70, is the retired Chairman and Chief Executive Officer of ITT Corporation. He is a director of The Hartford Financial Services Group, Inc., ITT Educational Services, Inc., ITT Industries, Inc., and Dow Jones & Company, Inc. Mr. Araskog is a graduate of the U.S. Military Academy at West Point and attended the Harvard Graduate School of Arts and Sciences.

Ronald M. Gross, 68, is Chairman Emeritus and former Chairman and Chief Executive Officer. He joined Rayonier in 1978 as President and Chief Operating Officer and a director, was elected Chief Executive Officer in 1981 and Chairman in 1984. Upon his retirement, he was named Chairman Emeritus. Mr. Gross also serves as a director of Corn Products International, Inc. and The Pittston Company. He is a graduate of Ohio State University and the Harvard University Graduate School of Business Administration.

Paul G. Kirk, Jr., 64, is of Counsel to Sullivan & Worcester, a law firm. Mr. Kirk is a director of Kirk & Associates, Inc., of which he also is Chairman. He is Chairman of the Board of Directors of the John F. Kennedy Library Foundation. Mr. Kirk also serves as Co-Chairman of the Commission on Presidential Debates and is a director of the Hartford Financial Services Group, Inc. He is a graduate of Harvard College and Harvard Law School.

W. Lee Nutter, 58, is Chairman, President and Chief Executive Officer. He joined Rayonier in 1967, and was elected Vice President in 1984, Senior Vice President in 1986, Executive Vice President in 1987, President and Chief Operating Officer and a director in 1996 and was elected to his present position effective January 1, 1999. Mr. Nutter is a graduate of the University of Washington and the Harvard University Graduate School of Business Administration Advanced Management Program.

Katherine D. Ortega, 67, is the former Treasurer of the United States. Ms. Ortega currently serves on the Boards of Directors of State Farm Federal Savings Bank and The Kroger Co. and is a member of the Washington Mutual Investors Fund Advisory Board. She is a graduate of Eastern New Mexico University and holds three honorary Doctor of Law Degrees and one honorary Doctor of Social Science Degree.

Burnell R. Roberts, 74, is the retired Chairman of the Board and director, Sweetheart Holdings, Inc. and Sweetheart Cup Company. He is also former Chairman and Chief Executive Officer of The Mead Corporation. He serves as a director of DPL Inc. and p4A.com Ltd., and is a trustee of Granum Value Fund. He is a graduate of the University of Wisconsin and the Harvard University Graduate School of Business Administration.

Carl S. Sloane, 65, is Professor Emeritus, Harvard University Graduate School of Business Administration. He is a director of Ionics, Inc., Med Source Technologies, Inc., The Pittston Company and Sapient Corporation. He is a graduate of Harvard College and the Harvard University Graduate School of Business Administration.

Ronald Townsend, 60, is a communications consultant and retired President of Gannett Television Group. Mr. Townsend currently serves as a director of ALLTEL Corporation, Bank of America Corporation and Winn-Dixie Stores, Inc. He attended The City University of New York, Bernard Baruch.

Gordon I. Ulmer, 69, is the retired President of the Bank of New England Corporation. He is a director of The Hartford Financial Services Group, Inc. Mr. Ulmer is a graduate of Middlebury College, the American Institute of Banking and the Harvard University Graduate School of Business Administration Advanced Management Program and attended New York University's Graduate School of Engineering.

Board Committees

Audit Committee
Paul G. Kirk, Jr., Chairman
Katherine D. Ortega
Burnell R. Roberts
Gordon I. Ulmer

Compensation and Management Development Committee
Rand V. Araskog, Chairman
Burnell R. Roberts
Carl S. Sloane
Ronald Townsend

Finance Committee
Ronald M. Gross, Chairman
Rand V. Araskog
W. Lee Nutter
Carl S. Sloane
Gordon I. Ulmer

Nominating Committee
Katherine D. Ortega, Chairman
Paul G. Kirk, Jr.
Ronald Townsend

Officers

W. Lee Nutter, 58
Chairman, President and
Chief Executive Officer (34)

Timothy H. Brannon, 54
Senior Vice President,
Forest Resources and
Wood Products (29)

John P. O'Grady, 56
Senior Vice President,
Administration (10)

Gerald J. Pollack, 60
Senior Vice President and
Chief Financial Officer (19)

Parag Bhansali, 40
Vice President,
Investor Relations (2)

Paul G. Boynton, 37
Vice President,
Performance Fibers (3)

Royce B. Daniel, 50
Vice President,
Research and Development (27)

William D. Ericksen, 57
Vice President,
Forest Resources and
Wood Procurement (30)

Jay A. Fredericksen, 56
Vice President,
Corporate Relations (25)

Jack M. Kriesel, 47
Vice President and General
Manager
Jesup Performance Fibers Mill (23)

Charles Margiotta, 49
Vice President,
Corporate Development and
Strategic Planning (25)

Grant J. Munro, 53
Vice President,
Forest Resources and
Trading (20)

Eric W. Schrumm, 54
Vice President,
Information Technology (7)

Charles R. Snavely, 47
Vice President,
Finance and Taxes (2)

Hans E. Vanden Noort, 43
Vice President and
Corporate Controller (*)

Jill Witter, 47
Vice President and
General Counsel (1)

Macdonald Auguste, 53
Treasurer (26)

W. Edwin Frazier, 44
Associate General Counsel and
Corporate Secretary (3)

( ) Years of service with Rayonier
Average length of service: 16 years

(*) Less than one year

Shareholder Information

About Your Shares

Rayonier Common Shares are listed on the New York Stock Exchange under the ticker symbol RYN. The shares are generally listed by the financial press in NYSE stock tables under the name RayInc.

Shareholders of Record

Rayonier had 15,426 shareholders of record as of February 28, 2002.

Common Stock Activity

	High	Low	Composite Volume 100s	Dividend
2001				
Fourth Quarter	50.98	38.30	53089	$.36
Third Quarter	47.70	35.80	47371	.36
Second Quarter	46.72	38.80	51982	.36
First Quarter	44.00	37.30	61379	.36
2000				
Fourth Quarter	41.19	31.25	70327	$.36
Third Quarter	43.50	35.00	46017	.36
Second Quarter	48.88	35.38	68162	.36
First Quarter	48.75	35.56	60421	.36

Dividend Reinvestment

The Rayonier Inc. Automatic Dividend Reinvestment and Cash Payment Plan is available to all registered shareholders. For information on how to participate, contact The Bank of New York, 800-659-0158. Outside the U.S., call collect, 610-312-5303.

Transfer Agent and Registrar

For essential services such as change of address, lost certificates or dividend checks, or change in registered ownership, write or call The Bank of New York, Shareholder Relations Department – 11E, PO Box 11258, Church Street Station, New York, NY 10286-1258. Telephone, 800-659-0158. Outside the U.S., call collect, 610-312-5303.

Please include your name, address, account number and telephone number with all correspondence.

Send certificates for transfer and address changes to The Bank of New York, Receive and Deliver Department – 11W, PO Box 11002, Church Street Station, New York, NY 10286-1002.

Investor Relations Program

For questions concerning your Common Shares other than those noted above, write or call Parag Bhansali, Investor Relations, Rayonier Inc., 50 North Laura Street, Jacksonville, FL 32202. Telephone, 904-357-9100. You may also e-mail us at investorrelations@rayonier.com.

Additional copies of this Annual Report and copies of Rayonier's SEC Form 10-K (without exhibits) are available, at no charge, upon request from the Investor Relations Department at the above address. You may also request these materials by calling toll free, 800-RYN-7611.

In order to reduce costs and expedite the delivery of information to shareholders, Rayonier does not automatically mail quarterly reports to shareholders. You can listen to a recording of our most recent financial results and request a copy by fax or by mail, by calling 800-RYN-7611. Quarterly results are available the same day they are announced.

Web Sites

Visit us online at www.rayonier.com for more information about our businesses, products and services as well as to access our 2001 Annual Report, press releases, earnings and dividend news, and information on upcoming events.

For information on dividend reimbursement and stock transfers, including frequently asked questions, visit The Bank of New York's Web site at www.stockbny.com.

Annual Meeting

The Annual Meeting of Rayonier Shareholders will be held at 4 p.m., Thursday, May 16, 2002, at the Omni Hotel, 245 Water Street, Jacksonville, FL.

Design: Jack Hough Associates Inc. Norwalk, CT

Rayonier

Rayonier

Rayonier Inc.
50 North Laura Street
Jacksonville, FL 32202
www.rayonier.com